Exhibit 99.2

Execution Version

CIPHER PHARMACEUTICALS INC.

and

CARDIOME PHARMA CORP.

and

CORREVIO PHARMA CORP.

ARRANGEMENT AGREEMENT

March 19, 2018

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	12
1.3	Number, Gender and Persons	12
1.4	Date for Any Action	12
1.5	Currency	13
1.6	Accounting Matters	13
1.7	Knowledge	13
1.8	Schedules	13
Article 2 THE ARRANGEMENT		13
2.1	Arrangement	13
2.2	Obligations	14
2.3	Interim Order	14
2.4	Cardiome Meeting	15
2.5	Cardiome Circular	16
2.6	Final Order	17
2.7	Court Proceedings	17
2.8	Articles of Arrangement and Effective Date	18
2.9	Payment of Consideration	18
2.10	Announcements and Consultations	18
2.11	Withholding Taxes	19
2.12	List of Shareholders	19
2.13	U.S. Securities Law Matters	19
2.14	United States Tax Matters	20
2.15	Canadian Income Tax Matters	20
2.16	Incentive Plan Matters	21
2.17	Reorganization	22
Article 3 REPRESENTATIONS AND WARRANTIES OF CARDIOME AND CORREVIO		23
3.1	Representations and Warranties of Cardiome	23
3.2	Survival of Representations and Warranties of Cardiome	23
3.3	Representations and Warranties of Correvio	23
3.4	Survival of Representations and Warranties of Correvio	23
Article 4 REPRESENTATIONS AND WARRANTIES OF CIPHER		23
4.1	Representations and Warranties of Cipher	23
4.2	Survival of Representations and Warranties of Cipher	23
Article 5 COVENANTS		24
5.1	Covenants of Cardiome Relating to the Arrangement	24
5.2	Covenants of Cardiome Relating to the Conduct of Business	25
5.3	Transferred Employees	27
5.4	Post-Closing Filings	28
Article 6 CONDITIONS		28
6.1	Mutual Conditions Precedent	28
6.2	Additional Conditions Precedent in Favour of Cipher	29
6.3	Additional Conditions Precedent in Favour of Cardiome	30
6.4	Notice and Cure Provisions	31
6.5	Satisfaction of Conditions	31

Article 7 ADDITIONAL COVENANTS		32
7.1	Covenant Regarding Non-Solicitation	32
7.2	Covenant Regarding Acquisition Proposal	32
7.3	Right to Accept a Superior Proposal	34
7.4	Access to Information; Confidentiality; Transition	35
7.5	Insurance and Indemnification	35
7.6	ROFR on New Canadian Products	35
7.7	Product Introduction Fee	36
Article 8 TERM, TERMINATION, AMENDMENT AND WAIVER		36
8.1	Term	36
8.2	Termination	36
8.3	Expenses	38
8.4	Termination Payments	38
8.5	Termination Payment to Cardiome	38
8.6	Amendment	39
8.7	Waiver	39
Article 9 INDEMNITY AND WARRANTY		39
9.1	Correvio Indemnity	39
9.2	Cipher Indemnity	40
9.3	Taxable Gain Warranty	41
9.4	Claim Notice	41
9.5	Agency for Non-Parties	41
9.6	Procedure for Indemnification – Direct Claims	42
9.7	Procedure for Indemnification – Third Party Claims	42
9.8	Cooperation	43
9.9	Holdback Amount	43
9.10	Exclusive Remedy	43
9.11	No Double Recovery	44
9.12	Price Purchase Consideration Adjustment	44
Article 10 GENERAL PROVISIONS AND MISCELLANEOUS		44
10.1	Privacy	44
10.2	Notices	44
10.3	Governing Law	45
10.4	Injunctive Relief	46
10.5	Time of Essence	46
10.6	Entire Agreement, Binding Effect and Assignment	46
10.7	No Liability	46
10.8	Severability	46
10.9	Counterparts, Execution	46

SCHEDULES

SCHEDULE A – PLAN OF ARRANGEMENT

SCHEDULE B – CARDIOME ARRANGEMENT RESOLUTION

SCHEDULE C – REPRESENTATIONS AND WARRANTIES OF CARDIOME

SCHEDULE D – REPRESENTATIONS AND WARRANTIES OF CORREVIO

SCHEDULE E – REPRESENTATIONS AND WARRANTIES OF CIPHER

SCHEDULE F – RETAINED ASSETS

SCHEDULE G – RETAINED LIABILITIES

SCHEDULE H – RETAINED EMPLOYEES

SCHEDULE I – MOVED TREVYENT ASSETS

SCHEDULE J – MOVED SARL PLUS SA ASSETS

ARRANGEMENT AGREEMENT

Arrangement Agreement dated March 19, 2018 among Cipher Pharmaceuticals Inc. (“Cipher”), Cardiome Pharma Corp. (“Cardiome”) and Correvio Pharma Corp. (“Correvio”).

WHEREAS:

A.       Cipher, Cardiome and Correvio wish to complete a transaction whereby, among other things: (i) all of the outstanding Cardiome Shares (as hereinafter defined) will be assigned and transferred to Correvio in exchange for Correvio Shares (as hereinafter defined); (ii) all of the assets and liabilities of Cardiome, other than the Retained Assets and Retained Liabilities (each as hereinafter defined), will be transferred to and assumed by Correvio; and (iii) Cipher will subsequently acquire all of the outstanding Cardiome Shares from Correvio;

B.       The Parties intend to carry out the transactions contemplated herein by way of a statutory plan of arrangement, which is to be completed under the provisions of the CBCA (as hereinafter defined), and on and subject to the terms and conditions contained herein;

C.       Cipher has entered into the Cardiome Voting Agreements (as hereinafter defined) with the Cardiome Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, such Cardiome Supporting Shareholders agree, subject to the terms and conditions thereof, to vote the Cardiome Shares and any securities convertible, exercisable or exchangeable into Cardiome Shares held by them in favour of the Cardiome Arrangement Resolution (as hereinafter defined); and

D.       The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not made public, made after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) all or any part of the assets comprising the Retained Assets held by Cardiome or any of its subsidiaries, or (ii) 20% or more of the issued and outstanding voting or equity securities of Cardiome; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of Cardiome; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Cardiome or all or any part of the assets comprising the Retained Assets held by Cardiome or any of its subsidiaries but not such a transaction affecting solely the Assigned Assets; in all cases, whether in a single transaction or in a series of related transactions; provided, that, an Acquisition Proposal shall not include any bona fide offer, proposal or inquiry relating solely to the acquisition of Assigned Assets;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Cardiome Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time, in accordance with the terms hereof;

“Ancillary Agreements (Aggrastat)” means, with respect to the Aggrastat product, collectively (i) a transition services agreement, and (ii) a supply agreement, in each case to be entered into between Correvio (and any affiliates of Correvio to the extent necessary or advisable) and Cardiome, containing terms and conditions consistent with the term sheets relating thereto as agreed to by the Parties as of the date hereof, together with such other terms and conditions as are typical for agreements of such nature and as may otherwise be agreed to by the Parties, each acting reasonably;

“Ancillary Agreements (Brinavess)” means, with respect to the Brinavess product, collectively (i) a transition services agreement, and (ii) a supply agreement, in each case to be entered into between Correvio (and any affiliates of Correvio to the extent necessary or advisable) and Cardiome, containing terms and conditions consistent with the term sheets relating thereto as agreed to by the Parties as of the date hereof, together with such other terms and conditions as are typical for agreements of such nature and as may otherwise be agreed to by the Parties, each acting reasonably;

“Arrangement” means the arrangement of Cardiome under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of Cardiome in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to the Parties, each acting reasonably;

“Assigned Assets” means all of the assets, properties, interests and rights of Cardiome and its subsidiaries (of any nature or kind whatsoever), other than the Retained Assets;

“Assignment and Assumption Agreement” means the assignment and assumption agreement to be entered into on the Effective Date between Cardiome and Correvio, evidencing the assignment to and the assumption by Correvio of all of the Assumed Liabilities;

“Assumed Liabilities” means all of the Liabilities of Cardiome and its subsidiaries, other than the Retained Liabilities, whether arising before, as of, or after the Effective Time;

“Authorization” means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“Books and Records” means all information in any form relating to Cardiome (including all predecessor corporations) or the Retained Assets and Retained Liabilities, including books of account, financial, tax, business, marketing, personnel and research information and records, equipment logs, operating guides and manuals and all other documents, files, correspondence and other information;

“Brinavess Assets” means all patents, trademarks and goodwill owned by Cardiome related to the Brinavess product and the royalty agreement between Correvio International Sarl and Cardiome with respect to royalties on non-Canadian Brinavess, but not including any Canadian patents, trademarks and goodwill related to the Brinavess product;

“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Cardiome Annual Financial Statements” means the audited consolidated financial statements of Cardiome as at, and for the financial years ended, December 31, 2016 and December 31, 2015, including the notes thereto;

“Cardiome Arrangement Resolution” means the special resolution of the Cardiome Shareholders approving the Arrangement, the Plan of Arrangement and this Arrangement Agreement to be considered at the Cardiome Meeting, substantially in the form attached as Schedule B;

“Cardiome Board” means the board of directors of Cardiome, as the same is constituted from time to time;

“Cardiome Circular” means the notice of the Cardiome Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Cardiome Shareholders and other securityholders of Cardiome, as required, in connection with the Cardiome Meeting, as amended, supplemented or otherwise modified from time to time;

“Cardiome Disclosure Documents” means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be publicly disclosed or filed by Cardiome with Securities Authorities pursuant to applicable Securities Laws, and which are available for review under Cardiome’s SEDAR profile at www.sedar.com;

“Cardiome Disclosure Letter” means the disclosure letter executed by Cardiome and delivered to Cipher prior to or concurrently with the execution of this Agreement;

“Cardiome Financial Advisor” means Evans & Evans, Inc.;

“Cardiome Financial Statements” means, collectively, the Cardiome Annual Financial Statements and the Cardiome Interim Financial Statements;

“Cardiome Interim Financial Statements” means the unaudited consolidated interim financial statements of Cardiome as at, and for the three and nine months ended, September 30, 2017 and September 30, 2016, including the notes thereto;

“Cardiome Material Contracts” means any Contract to which Cardiome is a party or by which Cardiome is bound pursuant to which Cardiome has any material Liability or for which there is a reasonable potential for Cardiome to have a material Liability but shall not include any contract terminable with no additional consideration by Cardiome on 30 days or less notice to the counterparty. Without limiting the foregoing, the term “Cardiome Material Contact” shall include any:

(a)	Contract concerning or relating to the Retained Assets (including the Intellectual Property Assets) or Retained Liabilities;
(b)	lease or other Contract concerning or relating to real property leased by Cardiome;
(c)	employment or consulting Contract with any officer, employee or consultant of Cardiome (except for employment or consulting contracts of indefinite hire or subject to automatic renewal entered into in the ordinary course of business);
(d)	collective bargaining agreement or other Contract with any labour union;
(e)	profit sharing, bonus, stock option, pension, retirement, disability, stock purchase, medical, dental, hospitalization, insurance or similar plan or agreement providing benefits to any current or former director, officer, employee or consultant of Cardiome;

(f)	orders or other Contracts for the purchase of products, supplies, equipment or services which involves aggregate annual expenditures in excess of [redacted];
(g)	orders or other Contracts for the sale of products, supplies, equipment or services which involves aggregate annual expenditures in excess of [redacted];
(h)	loan or credit agreement, trust indenture, mortgage, promissory note or other Contract for the borrowing of money under which Cardiome has any obligations;
(i)	agreement of guarantee, support, assumption or endorsement of, or any other similar commitment with respect to, the Liabilities of, or any agreement to provide financial assistance of any kind to, any other Person;
(j)	Contract pursuant to which Cardiome has any continuing obligations relating to indemnification that could reasonably be expected to give rise to a Claim in excess of [redacted];
(k)	commitment for charitable contributions;
(l)	Contract providing for annual capital expenditures in excess of [redacted] in the aggregate;
(m)	Contract for the sale of any assets, other than sales of inventory to customers in the ordinary course of business;
(n)	Contract pursuant to which Cardiome is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property which involves aggregate payments in excess of [redacted];
(o)	any non-competition or similar Contract or any agreement that prohibits the ability of Cardiome to participate in any type of business or to conduct business in any geographic area;
(p)	Contract with any officer, director, employee, consultant, shareholder or any other person not dealing at arm’s length with Cardiome (within the meaning of the Tax Act), except for employment or consultant contracts;
(q)	Contract containing any “change in control”, “assignment” or other similar provisions that will be triggered by consummation of the transactions contemplated by this Agreement, including the Arrangement; or
(r)	other Contract, not described above, under which Cardiome has any Liabilities or potential Liabilities in excess of [redacted] per annum in the aggregate.

“Cardiome Meeting” means the special meeting of Cardiome Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Cardiome Arrangement Resolution and for any other purpose as may be set out in the Cardiome Circular and agreed to by Cipher;

“Cardiome Option Plan” means the stock option plan of Cardiome, last approved by Cardiome Shareholders on June 20, 2017;

“Cardiome Options” means, at any time, options to acquire Cardiome Shares granted under the Cardiome Option Plan which are, at such time, outstanding and unexercised (whether or not vested);

“Cardiome Shareholder Approval” has the meaning ascribed thereto in Subsection 2.3(c);

“Cardiome Shareholders” means the holders of Cardiome Shares;

“Cardiome Shares” means issued and outstanding common shares in capital of Cardiome;

“Cardiome Supporting Shareholders” means, collectively, those senior officers and directors of Cardiome who have entered into Cardiome Voting Agreements;

“Cardiome Termination Fee” has the meaning ascribed thereto in Subsection 8.5(a);

“Cardiome Voting Agreements” means the voting agreements (including all amendments thereto) between Cipher and the Cardiome Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Cardiome Shares in favour of the Cardiome Arrangement Resolution;

“Cardiome Warrants” means, at any time, purchase warrants to acquire Cardiome Shares which are, at such time, outstanding and unexercised;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Subsection 7.2(a)(iv);

“Cipher Board” means the board of directors of Cipher as the same is constituted from time to time;

“Cipher Indemnified Parties” has the meaning ascribed thereto in Subsection 9.1(a);

“Claim” means any demand, action, cause of action, investigation, inquiry, suit, proceeding, claim, complaint, arbitration, charge, prosecution, assessment or reassessment, including any appeal or application for review, judgment, arbitration, award, grievance, settlement or compromise;

“Claim Notice” has the meaning ascribed thereto in Section 9.4;

“Confidentiality Agreement” means the confidentiality agreement between the Parties made with effect as of October 23, 2017, as amended on February 1, 2018;

“Consideration” means the consideration to be received by Cardiome Shareholders (other than Dissenting Shareholders) for their Cardiome Shares pursuant to the Plan of Arrangement, consisting of one (1) Consideration Share for each one (1) Cardiome Share in accordance with the Exchange Ratio (subject to any adjustment of the Exchange Ratio);

“Consideration Shares” means the Correvio Shares to be issued in exchange for Cardiome Shares pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which a Party or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Correvio” means Correvio Pharma Corp., a corporation incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time;

“Correvio Canada” means a corporation to be incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time;

“Correvio Canada Shares” means issued and outstanding common shares in the capital of Correvio Canada;

“Correvio Indemnified Parties” has the meaning ascribed thereto in Subsection 9.2(a);

“Correvio Replacement Option” has the meaning ascribed thereto in Subsection 2.16(a);

“Correvio Shares” means the issued and outstanding common shares in the capital of Correvio;

“Correvio Option Plan” means the stock option plan of Correvio to be adopted by Correvio prior to the Effective Time, having identical terms and conditions to the Cardiome Option Plan (except all references to Cardiome shall be references to Correvio);

“Court” means the Supreme Court of British Columbia;

“CRG Loan” means the amended and restated term loan agreement dated as of May 11, 2017 among Cardiome and its senior lenders (and their agent, CRG Servicing LLC) and all agreements ancillary thereto;

“Damages” has the meaning ascribed thereto in Section 9.4;

“Damages Claim” has the meaning ascribed thereto in Section 9.4;

“Depositary” means Computershare Trust Company of Canada, appointed for the purpose of, among other things, exchanging certificates representing Cardiome Shares for certificates representing Consideration Shares;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Direct Claim” has the meaning ascribed thereto in Section 9.4;

“Dissent Rights” means the rights of dissent exercisable by the Cardiome Shareholders under Section 190 of the CBCA in respect of the Arrangement, as described in the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, which shall be no later than the Outside Date;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Obligations” has the meaning ascribed thereto in Section 5.3;

“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of Cardiome or any of its subsidiaries;

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all Laws aimed at, or relating to, the reclamation or restoration of properties, protection of the environment, abatement of pollution, protection of wildlife, ensuring public safety from environmental hazards, occupational health and safety, and all other Laws relating to the management processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances;

“Environmental Permits” means any Permits issued or required under any Environmental Law;

“Exchange Ratio” means a ratio of one (1) Consideration Share for each one (1) Cardiome Share; provided however, that the Cardiome Board may by resolution determine to adjust and set the number of Cardiome Shares in such ratio at any number between one (1) and ten (10) so as to permit compliance with any applicable stock exchange requirements;

“Final Order” means an order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal, unless such appeal is withdrawn, abandoned or denied;

“Governmental Entity” means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX and Nasdaq, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Hazardous Substance” means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in any Liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the environment;

“Holdback Amount” means an amount equal to (i) [redacted], if all of the conditions referenced in Subsections 6.1(i), 6.1(j) and 6.1(k) have been satisfied on prior to the Effective Time, or (ii) $2,500,000, in any other case, which amount forms part of the Share Purchase Consideration and shall be paid to Correvio pursuant to the terms and conditions of Section 9.9;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indemnification Claim” has the meaning ascribed thereto in Section 9.4;

“Indemnified Party” means a Cardiome Indemnified Party or Cipher Indemnified Party, as applicable;

“Intellectual Property Assets” means the Intellectual Property Rights owned or licensed by Cardiome which form part of the Retained Assets, as listed in Schedule C(x) of the Cardiome Disclosure Letter;

“Intellectual Property Rights” means all rights in intellectual property and industrial property, whether or not registrable, patentable or otherwise formally protectable, and whether or not registered, patented, otherwise formally protected or the subject of a pending application for registration, patent or any other formal protection, including all rights, titles, interests, and benefits in and to (a) trade-marks, trade dress, corporate, partnership and business names and other trade names, (b) inventions, patent rights, arts, processes, machines, manufactures, compositions of matter, (c) copyrights, software and databases, (d) designs and industrial designs, (e) know-how, trade secrets, proprietary information, formulae, recipes, systems, methods and techniques and related documentation, customer and supplier information, and market and survey information, (f) telephone numbers, domain names and social media identities, and all derivatives, modifications and improvements of the foregoing;

“Inter-company Agreements” means any agreements between Cardiome and one or more of its subsidiaries;

“Interim Order” means an order of the Court in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Cardiome Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, including but not limited to, in relation to Cardiome, the approval of the TSX and Nasdaq in respect of the Arrangement and the grant of the Interim Order and the Final Order, as listed in Schedule C(i) of the Cardiome Disclosure Letter;

“Key Third Party Consents” means those notices, consents or approvals required to be delivered to or obtained from any third party (other than any Governmental Entity), including under any Contract, to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as listed in Schedule C(i) of the Cardiome Disclosure Letter;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

"Liability" means, in respect of any Person, any debt, liability or obligation of any kind or nature whatsoever, including (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Losses” means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, interest charges, punitive damages, fines, penalties and reasonable professional fees and disbursements, including in connection with any Claim;

“Material Adverse Effect” means any effect that is, or would reasonably be expected to be, material and adverse to the Retained Assets or Retained Liabilities, taken as a whole, or the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of Cardiome and its subsidiaries, taken as a whole, other than any effect relating to or affecting, as applicable (i) the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general, (ii) the pharmaceutical industry in general, (iii) any generally applicable change in Laws (other than orders, judgments or decrees against Cardiome or any of its subsidiaries), or (iv) a change in the market trading price of the Cardiome Shares that is either (A) related to this Agreement and the Arrangement or the announcement thereof, or (B) primarily a result of a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above; provided, however, that the effect referred to in clause (i), (ii) or (iii) above does not primarily relate to (or have the effect of primarily relating to) Cardiome and its subsidiaries, taken as a whole, or disproportionately adversely affect Cardiome and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Cardiome and its subsidiaries operate;

“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Moved SARL Plus SA Assets” means those assets listed Schedule J;

“Moved Trevyent Assets” means those assets listed in Schedule I;

“Nasdaq” means the Nasdaq Capital Market;

“New Canadian Product” has the meaning ascribed thereto in Subsection 7.6(a);

“Notice of Acceptance” has the meaning ascribed thereto in Subsection 7.6(b);

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual;

“Offered Interest” has the meaning ascribed thereto in Subsection 7.6(a);

“Office Lease” means the office lease agreement between Cardiome and Central 1 Credit Union dated July 23, 2014;

“Option Period” has the meaning ascribed thereto in Subsection 7.6(b);

“Outside Date” means June 30, 2018 or such later date as may be agreed to in writing by the Parties;

“Parties” means, collectively, Cardiome, Correvio and Cipher and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Cardiome, substantially in the form attached as Schedule A, and any amendments or variations thereto made from time to time in accordance with this Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Pre-Closing Reorganization” has the meaning ascribed thereto in Subsection 2.17(a);

“PSU Plan” means Cardiome’s 2014 Phantom Share Unit Plan adopted with effect from December 6, 2014;

“PSUs” means, as of any date, phantom share units issued under the PSU Plan outstanding as of such date;

“Representative” means, collectively, in respect of a Person, its subsidiaries and its affiliates and its and their respective officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors);

“Retained Assets” means only those assets listed in Schedule F and includes the Books and Records;

“Retained Employees” means only those employees of Cardiome or its subsidiaries listed in Schedule H;

“Retained Liabilities” means only those Liabilities listed in Schedule G;

“Right of First Refusal” has the meaning ascribed thereto in Subsection 7.6(b);

“RSU Plan” means Cardiome’s Amended Restricted Share Unit Plan adopted with effect from May 9, 2014;

“RSUs” means, as of any date, restricted share units issued under the RSU Plan outstanding as of such date;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and the TSX, Nasdaq and the SEC;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and Nasdaq;

“Share Purchase Consideration” means an amount equal to $25,500,000 to be paid by Cipher to Correvio as payment for all of the outstanding Cardiome Shares held by Correvio pursuant to the terms of the Arrangement (inclusive, for greater certainty, of the Holdback Amount);

“Sublicense Agreement (Trevyent)” means a sublicense and supply agreement to be entered into between Correvio International Sarl and Cardiome, in substantially the form agreed to by the Parties as of the date hereof (and as approved by SteadyMed Ltd.), pursuant to which Cardiome will be granted certain rights with respect of the commercialization of Trevyent® (a drug device combination that delivers Remodulin® (treprostinil)) in Canada;

“Sublicense Agreement (Xydalba)” means a sublicense and supply agreement to be entered into between Correvio International Sarl and Cardiome, in substantially the form agreed to by the Parties as of the date hereof (and as approved by Allergan Pharmaceuticals International Limited), pursuant to which Cardiome will be granted certain rights with respect of the commercialization of Xydalba™ (dalbavancin hydrochloride) in Canada;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means any bona fide Acquisition Proposal that relates to the acquisition of 100% of the outstanding Cardiome Shares, made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Cardiome, that in the good faith determination of the Cardiome Board, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a breach of Article 7; (v) is made available to all Cardiome Shareholders on the same terms and conditions; (vi) failure to recommend such Acquisition Proposal to the Cardiome Shareholders would be inconsistent with the Cardiome Board’s fiduciary duties; and (vii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Cardiome Shareholders, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by Cipher pursuant to Section 7.3);

“Superior Proposal Notice” has the meaning ascribed thereto in Subsection7.3(a)(iv);

“Superior Proposal Notice Period” has the meaning ascribed thereto in Subsection 7.3(a)(iv);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Termination Payment” means an amount equal to $2,500,000;

“Termination Payment Event” has the meaning ascribed thereto in Subsection 8.4(a);

“Third Party Claim” has the meaning ascribed thereto in Section 9.4;

“Transfer Agreement” means the transfer agreement / bill of sale to be entered into on the Effective Date, between the Cardiome and Correvio, which effects the sale, conveyance, grant, transfer and assignment to Correvio of all of Cardiome’s, right, title or interest in or to the Assigned Assets;

“Transfer Offer” has the meaning ascribed thereto in Subsection 7.6(a);

“Transaction Personal Information” has the meaning ascribed thereto in Section 10.1;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

“U.S. Tax Code” has the meaning ascribed thereto in Section 2.14;

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this Arrangement Agreement, including the recitals and Schedules hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;
(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;
(c)	all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Schedule” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Schedule to, this Agreement;
(d)	the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;
(e)	a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments; and
(f)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto.
1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuters and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars. All references to US$ refers to Untied States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Cardiome shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature in respect of Cardiome required to be made shall be made in a manner consistent with U.S. GAAP consistently applied.

1.7	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Cardiome, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant subject matter, of any of William Hunter (President and Chief Executive Officer), Justin Renz (Chief Financial Officer), David Dean (Chief Business Development Officer) and David McMasters (General Counsel).

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – Cardiome Arrangement Resolution

Schedule C – Representations and Warranties of Cardiome

Schedule D – Representations and Warranties of Correvio

Schedule E – Representations and Warranties of Cipher

Schedule F – Retained Assets

Schedule G – Retained Liabilities

Schedule H – Retained Employees

Schedule I – Moved Trevyent Assets

Schedule J – Moved SARL Plus SA Assets

Article 2
THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Obligations
(a)	Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Cardiome will take all action reasonably necessary in accordance with all applicable Laws, including Securities Laws, to:
(i)	to make and diligently prosecute a motion to the Court for the Interim Order in connection with the application for the Final Order in respect of the Arrangement;
(ii)	in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Cardiome Shareholder Meeting as soon as practicable, and in any event not later than May 23, 2018, to vote upon the Arrangement;
(iii)	solicit proxies of the Cardiome Shareholders in favour of the Cardiome Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Cardiome Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement;
(iv)	provide Cipher with copies of or access to information regarding the Cardiome Shareholder Meeting generated by any dealer and/or proxy solicitation agent, as requested from time to time by Cipher;
(v)	consult with Cipher in fixing the date of the Cardiome Shareholder Meeting, give notice to Cipher of the Cardiome Shareholder Meeting and allow Cipher’s Representatives (including legal counsel) to attend the Cardiome Shareholder Meeting;
(vi)	not change the record date for the Cardiome Shareholders entitled to vote at the Cardiome Shareholder Meeting, including in connection with any adjournment or postponement of the Cardiome Shareholder Meeting, unless required by applicable Law;
(vii)	subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and appear at Court to seek the Final Order as soon as reasonably practicable (and, in any event, within five (5) Business Days following the approval of the Cardiome Shareholder Meeting); and
(viii)	deliver the Articles of Arrangement to the Director in accordance with Section 2.8 upon satisfaction or waiver of the conditions set out in Article 6.
2.3	Interim Order

As soon as reasonably practicable, Cardiome shall apply to the Court in a manner and on terms acceptable to Cipher, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with Cipher, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Cardiome Meeting and for the manner in which such notice is to be provided;
(b)	fix the record date for the purposes of determining the Cardiome Shareholders entitled to receive notice of and vote at the Cardiome Meeting;
(c)	that the requisite approval for the Cardiome Arrangement Resolution shall be at least two-thirds of the votes cast by the Cardiome Shareholders present in person or by proxy at the Cardiome Meeting and such other approval, if any, as is required pursuant to MI 61-101 (the “Cardiome Shareholder Approval”);

(d)	that, in all other respects, the terms, conditions and restrictions of the constating documents of Cardiome, including quorum requirements and other matters, shall apply in respect of the Cardiome Meeting;
(e)	for the grant of Dissent Rights to the Cardiome Shareholders who are registered Cardiome Shareholders, as set out in the Plan of Arrangement;
(f)	that the Cardiome Meeting may be adjourned or postponed from time to time by Cardiome subject to the terms of this Agreement without the need for additional approval of the Court;
(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(h)	that the record date for Cardiome Shareholders entitled to notice of and to vote at the Cardiome Meeting will not change in respect of any adjournment(s) of the Cardiome Meeting, unless required pursuant to applicable Securities Laws;
(i)	that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and the Correvio Replacement Options to be issued pursuant to the Arrangement;
(j)	that each Cardiome Shareholder and holder of Cardiome Options shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a notice of appearance within a reasonable time; and
(k)	for such other matters as Cipher and/or Cardiome may reasonably require, subject to obtaining the prior consent of Cardiome and/or Cipher, respectively, such consent not to be unreasonably withheld or delayed.
2.4	Cardiome Meeting

Subject to the terms of this Agreement:

(a)	Cardiome agrees to convene and conduct the Cardiome Meeting in accordance with the Interim Order, the constating documents of Cardiome and applicable Law as soon as practicable with a current target date of May 9, 2018, and in any event not later than May 23, 2018.
(b)	Cardiome shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Cardiome Meeting without Cipher’s prior written consent, except:
(i)	as required for quorum purposes (in which case the meeting will be adjourned and not cancelled) or by applicable Law or by a Governmental Entity; or
(ii)	as otherwise required or permitted under this Agreement;

provided, however, that, if Cardiome provides Cipher with a Superior Proposal Notice prior to the Cardiome Meeting, Cardiome may, and shall upon the request of Cipher, adjourn the Cardiome Meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice.

(c)	Cardiome will advise Cipher from time to time as Cipher may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Cardiome Meeting, as to the aggregate tally of the proxies received by Cardiome in respect of the Cardiome Arrangement Resolution.

(d)	Cardiome will promptly advise Cipher of any written communication from or written claims brought by (or threatened, orally or in writing, to be brought by) any Person in opposition to the Arrangement and/or purported exercise by any Cardiome Shareholder of Dissent Rights received by Cardiome and any withdrawal of Dissent Rights received by Cardiome and any written communications sent by or on behalf of Cardiome to any Cardiome Shareholder exercising or purporting to exercise Dissent Rights. Cardiome shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of Cipher, not to be unreasonably withheld or delayed.
(e)	Except as required by applicable Laws, Cardiome will not propose or submit for consideration at the Cardiome Shareholder Meeting any business other than the Arrangement and the approval of the Cardiome Arrangement Resolution without Cipher’s prior written consent, which consent shall not be unreasonably withheld or delayed.
2.5	Cardiome Circular
(a)	As soon as reasonably practicable following execution of this Agreement, but subject to Subsection 2.5(c), Cardiome shall (i) prepare, in consultation with Cipher, the Cardiome Circular, together with any other documents required by applicable Laws, and (ii) cause the Cardiome Circular to be sent to Cardiome Shareholders and holders of Cardiome Options and filed in all jurisdictions where the same is required to be filed, all in accordance with all applicable Laws and the Interim Order. Cardiome shall ensure that the Cardiome Circular complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Cardiome Circular represents full, true and plain disclosure of all material facts concerning Cardiome and does not include any misrepresentation (other than with respect to any information relating solely to Cipher and provided by Cipher for inclusion in the Cardiome Circular) and contains sufficient detail to permit the Cardiome Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Cardiome Meeting.
(b)	Cardiome shall disclose in the Cardiome Circular:
(i)	that the Cardiome Board has received a fairness opinion from the Cardiome Financial Advisor that the Arrangement is fair, from a financial point of view, to the Cardiome Shareholders;
(ii)	the general terms of the fairness opinion from the Cardiome Financial Advisor and such fairness opinion shall be included in the Cardiome Circular;
(iii)	that the Cardiome Board has unanimously determined, after receiving financial and legal advice, that (i) the Arrangement is fair and reasonable to the Cardiome Shareholders, (ii) the Arrangement is in the best interests of Cardiome, and (iii) the Cardiome Board recommends that the Cardiome Shareholders vote in favour of the Cardiome Arrangement Resolution; and
(iv)	that each director and senior officer of Cardiome intends to vote all of such Person’s Cardiome Shares (including any Cardiome Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Cardiome Shares) in favour of the Cardiome Arrangement Resolution, subject to the other terms of this Agreement and the Cardiome Voting Agreements.
(c)	Cipher shall promptly provide to Cardiome all information regarding Cipher or its subsidiaries and affiliates, as required by the Interim Order and applicable Laws for inclusion in the Cardiome Circular, or in any amendments or supplements to such Cardiome Circular. Cipher shall ensure that no such information provided by Cipher for inclusion in the Cardiome Circular will contain any misrepresentation concerning Cipher.

(d)	Cipher and its legal counsel shall be given a reasonable opportunity to review and comment on the Cardiome Circular and all such other documents and the Cardiome Circular and all such other documents shall be in form and substance satisfactory to Cipher, acting reasonably, before they are printed and mailed to Cardiome Shareholders or filed with any Governmental Entity, subject to any disclosure obligations imposed on Cardiome by any Securities Authorities.
(e)	Each of Cardiome and Cipher shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Cardiome Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Cardiome Circular as required or appropriate, and Cardiome shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Cardiome Circular to Cardiome Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.
(f)	Cardiome shall keep Cipher informed of any material requests or comments made by any Securities Authorities in connection with the Cardiome Circular and promptly provide Cipher with copies of any correspondence received by Cardiome from, or sent by Cardiome to, any Securities Authorities in connection with the Cardiome Circular.
2.6	Final Order

If the Interim Order is obtained and the Cardiome Arrangement Resolution is passed at the Cardiome Meeting as required by applicable Law then, subject to the terms of this Agreement, Cardiome shall as soon as practicable (and, in any event, within five (5) Business Days following the approval of the Cardiome Shareholder Meeting) apply to the Court for the Final Order pursuant to Section 192(4)(e) of the CBCA approving the Arrangement on terms reasonably satisfactory to each of Cardiome and Cipher.

2.7	Court Proceedings

Cardiome will provide Cipher and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Interim Order and the Final Order, and will give reasonable consideration to all such comments. Subject to applicable Law, Cardiome will not file any material with the Court in connection with the Interim Order and the Final Order, or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Agreement, the Plan of Arrangement, or with Cipher’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Cipher to agree or consent to any increase in the Share Purchase Consideration or other modification or amendment to such filed or served materials that expands or increases Cipher’s obligations set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement, or diminishes or limits Cipher’s and/or Cardiome’s rights in respect of the Retained Assets following the Effective Time. Cardiome shall also provide to Cipher and to Cipher’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Cardiome in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Cardiome indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Cardiome will ensure that all materials filed with the Court in connection with the Interim Order and the Final Order, are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Cardiome will not object to legal counsel to Cipher making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Cardiome is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Cardiome will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Cardiome is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Cipher.

2.8	Articles of Arrangement and Effective Date
(a)	The Articles of Arrangement shall implement the Plan of Arrangement and will become effective as of the Effective Time. On the second (2nd) Business Day after the satisfaction or, where permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Cardiome with the Director, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Cipher’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Each of Cardiome and Cipher agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.6 of this Agreement to include such other terms determined to be reasonably necessary or desirable by Cipher or Cardiome, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Share Purchase Consideration or the Consideration, or which is otherwise prejudicial to the Cardiome Shareholders or other parties to be bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement.
(b)	The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties. The Parties acknowledge that the Effective Date is currently targeted to occur on May 14, 2018,
2.9	Payment of Consideration
(a)	Correvio will, following receipt by Cardiome of the Final Order and prior to the filing by Cardiome of the Articles of Arrangement, deposit in escrow with the Depositary sufficient Consideration Shares to pay the aggregate Consideration payable by Correvio to Cardiome Shareholders on the Effective Date pursuant to the Plan of Arrangement.
(b)	Cipher will, following receipt by Cardiome of the Final Order and prior to the filing by Cardiome of the Articles of Arrangement, make arrangements satisfactory to Correvio, acting reasonably, to pay the aggregate Share Purchase Consideration (less the Holdback Amount calculated in accordance with Section 9.9) to Correvio, in immediately available funds, on the Effective Date pursuant to the Arrangement.
2.10	Announcements and Consultations

Cipher and Cardiome shall consult with each other in respect to issuing any press release, preparing any presentations or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity with respect to this Agreement or the Arrangement. Each of Cipher and Cardiome shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases, presentations, public statements and filings prior to the release or filing, respectively, thereof, and neither Cipher nor Cardiome shall release, make or file any press release, presentation, public statements or filing without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided, however, that the obligations herein shall not prevent a Party from making such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange, and the Party making such disclosure shall use all commercially reasonable efforts to enable the other Party to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.11	Withholding Taxes

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty, any Cardiome Shareholder, any Dissenting Shareholder, any holder of RSUs or any holder of PSUs) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Consideration Shares issued to such Person pursuant to the Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depositary will be liable for any Loss arising out of any sale.

2.12	List of Shareholders

Subject to Section 10.1, at the reasonable request of Cipher from time to time, Cardiome shall provide Cipher with a list (in both written and electronic form) of the registered Cardiome Shareholders, together with their addresses and respective holdings of Cardiome Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Cardiome to acquire Cardiome Shares and a list of non-objecting beneficial owners of Cardiome Shares, together with their addresses and respective holdings of Cardiome Shares. Cardiome shall from time to time furnish Cipher with such additional information, including updated or additional lists of Cardiome Shareholders and lists of holders of Cardiome Options, Cardiome Warrants, PSUs or RSUs, and such other assistance as Cipher may reasonably request.

2.13	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and Correvio Replacement Options issued pursuant to the Arrangement will be issued by Correvio in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;
(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Cardiome Shareholders and holders of Cardiome Options;
(d)	Cardiome will ensure that each Person entitled to receive Consideration Shares and Correvio Replacement Options on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)	each Person entitled to receive Consideration Shares or Correvio Replacement Options will be advised that the Consideration Shares and Correvio Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Correvio in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Cardiome Shareholders and the holders of Cardiome Options; and
(g)	the Interim Order approving the Cardiome Meeting will specify that each Cardiome Shareholder and each other holder of Cardiome Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time.
2.14	United States Tax Matters

The Parties agree that (a) the exchange is intended to qualify as a reorganization within the meaning of 368(a)(1)(B) of the U.S. Internal Revenue Code (the “U.S. Tax Code”); (b) the Plan of Arrangement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code for purposes of Sections 354 and 361 of the U.S. Tax Code and (c) the reorganization is intended to qualify as a nonrecognition transaction for purposes of the U.S. Tax Code.

2.15	Canadian Income Tax Matters
(a)	Section 85.1. It is intended that pursuant to the Arrangement each outstanding Cardiome Share will be exchanged for Consideration Shares and no other consideration such that the share exchange qualifies under Section 85.1 of the Tax Act.
(b)	Subsection 85(1) Tax Election. Cardiome shall, and Correvio shall cause Correvio Canada to, elect jointly in the prescribed form under subsection 85(1) of the Tax Act within the time period permitted under the Tax Act and under any other applicable provincial or territorial statute at an elected amount that results in the transfer of the Brinavess Assets from Cardiome to Correvio Canada in exchange for the issuance of 100 common shares in the capital of Correvio Canada to Cardiome under the Plan of Arrangement taking place on a tax-free basis. Cardiome shall file such election within the time period prescribed under subsection 85(6) of under the Tax Act.
(c)	Section 22 Tax Election. If available, Correvio and Cardiome shall elect jointly in the prescribed form under section 22 of the Tax Act and the corresponding provisions of any other applicable Tax statute as to the sale of any receivables from Cardiome to Correvio and designate in such election an amount equal to the fair market value of such receivables. This election, or these elections, shall be made within the time prescribed for such elections.
(d)	Subsection 20(24) Tax Election. Correvio and Cardiome shall, if applicable, jointly execute and file an election under subsection 20(24) of the Tax Act in the manner required by subsection 20(25) of the Tax Act and under the equivalent or corresponding provisions of any other applicable provincial or territorial statute, in the prescribed forms and within the time period permitted under the Tax Act and under any other applicable provincial or territorial statute, as to such amount paid by Cardiome to Correvio for assuming future obligations. In this regard, Correvio and Cardiome acknowledge that a portion of the assets of Cardiome transferred by Cardiome to Correvio pursuant to the Arrangement and having a value equal to the amount elected under subsection 20(24) of the Tax Act and the equivalent provisions of any applicable provincial or territorial statute, is being transferred by Cardiome as a payment for the assumption of such future obligations by Correvio.
(e)	Other Tax Elections. Correvio and Cardiome shall also execute and deliver such other Tax elections and forms as they may mutually agree upon.
(f)	GST and PST. To the extent that a transfer of assets from Cardiome to Correvio or from Cardiome to Correvio Canada, as the case may be, is subject to GST under the Excise Tax Act (Canada) or provincial sales tax (“PST”) under the Provincial Sales Tax Act (British Columbia), or both, Cardiome shall collect on or before the Effective Time from Correvio or Correvio Canada, or from both, as the case may be, and remit to the appropriate Government Entity the appropriate amount of GST or PST, or both.

(g)	Purchase Exemption Certificates. Correvio shall provide Cardiome with properly completed purchase exemption certificates, or their equivalent, where applicable, to support any reasonable exemption claimed by Correvio in respect of provincial sales tax.
(h)	Payment of Taxes. Except as otherwise may be provided in this Agreement, Correvio, or Correvio Canada as the case may be, shall pay all Taxes applicable to, or resulting from the transactions contemplated by, this Agreement (other than Taxes payable by Cardiome under applicable Law as arising as of and after the Effective Time) and any filing, registration, recording or transfer fees payable in connection with the instruments of transfer provided for in this Agreement.
2.16	Incentive Plan Matters
(a)	Each Cardiome Option outstanding immediately prior to the Effective Time shall be exchanged for an option (each, a “Correvio Replacement Option”) to purchase from Correvio, without further act or formality, the number of Correvio Shares equal to the product of (A) the number of Cardiome Shares subject to the Cardiome Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Correvio Share on any particular exercise of Correvio Replacement Options, then the number of Correvio Shares otherwise issued shall be rounded down to the nearest whole number of Correvio Shares. The exercise price per Correvio Share subject to any such Correvio Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Cardiome Share under the exchanged Cardiome Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Correvio Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, all terms and conditions of a Correvio Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Cardiome Option for which it was exchanged, and shall be governed by the terms of the Correvio Option Plan and any document evidencing a Cardiome Option shall thereafter evidence and be deemed to evidence such Correvio Replacement Option. If the exchange contemplated by this paragraph results in a disposition of Cardiome Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Correvio Replacement Option will be increased such that the In-The-Money Amount (as defined in the Plan of Arrangement) of the Correvio Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Cardiome Option immediately before the exchange.
(b)	Immediately following the issuance of the Correvio Replacement Options pursuant to the Plan of Arrangement, the Cardiome Option Plan shall be terminated. Following the Effective Time, Cardiome shall have no further Liability with respect to the Cardiome Option Plan or any Cardiome Options (or any Liability to any former holder thereof).
(c)	Each Cardiome Warrant shall be adjusted in accordance with the adjustment provisions in the relevant warrant certificate or warrant indenture and Correvio covenants and agrees to be bound by the terms of such warrant certificate or warrant indenture. Following the Effective Time, Cardiome shall have no further Liability with respect to any Cardiome Warrants (or any Liability to any holder or former holder thereof).
(d)	Each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Cardiome in exchange for a cash payment from Cardiome equal to the fair market value of each RSU on the trading day two days prior to the Effective Date, subject to applicable withholdings, and each such RSU shall immediately be cancelled. Following the Effective Time, Cardiome shall have no further Liability with respect to any Cardiome RSUs (or any Liability to any holder or former holder thereof).

(e)	Each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holder to Cardiome in exchange for a cash payment from Cardiome equal to the fair market value of each PSU on the trading day two days prior to the Effective Date, subject to applicable withholdings, and each such PSU shall immediately be cancelled. Following the Effective Time, Cardiome shall have no further Liability with respect to any Cardiome PSUs (or any Liability to any holder or former holder thereof).
2.17	Reorganization
(a)	Prior to the Effective Time, Cardiome shall, or shall cause certain subsidiaries (as identified below) to, carry out the following transactions (the “Pre-Closing Reorganization”), which Pre-Closing Reorganization is hereby specifically acknowledged and permitted by the Parties to occur on or prior to the Effective Date:
(i)	Cardiome shall cause Correvio Canada to be incorporated as a wholly owned subsidiary of Cardiome and shall cause Correvio Canada to be registered for the purposes of the Excise Tax Act (Canada);
(ii)	Cardiome shall assign any and all of its right, title or interest in or to the Moved Trevyent Assets to Correvio International Sarl, in consideration of Correvio International Sarl issuing to Cardiome, a non-interest bearing promissory note with a principal amount equal to the fair market value of Cardiome’s interest in the Moved Trevyent Assets;
(iii)	Cardiome and Correvio International Sarl shall enter into the Sublicense Agreement (Trevyent) and Sublicense Agreement (Xydalba) as partial repayment of an existing loan from Cardiome to Correvio International Sarl by an amount equal to the aggregate fair market value of the Sublicense Agreement (Trevyent) and Sublicense Agreement (Xydalba); and
(iv)	Cardiome International SA, Correvio International Sarl and Cardiome (UK) Ltd., shall assign any and all of their right, title or interest in or to the Moved SARL Plus SA Assets to Cardiome as partial repayment of existing loans from Cardiome to Cardiome International SA, Correvio International Sarl and Cardiome (UK) Ltd. by an amount equal to the aggregate fair market value of the Moved SARL Plus SA Assets transferred by each to Cardiome.
(b)	After the Effective Time, if the Effective Time is on or prior to June 28, 2018, and in any event prior to June 30, 2018, Cardiome International SA and Correvio International Sarl shall amalgamate and continue as one corporation.
(c)	Cardiome shall provide to Cipher all documentation reasonably requested by Cipher related to the Pre-Closing Reorganization for its review and comment at least five (5) Business Days prior to the Effective Date.

Article 3
REPRESENTATIONS AND WARRANTIES OF CARDIOME AND CORREVIO

3.1	Representations and Warranties of Cardiome

Cardiome represents and warrants to Cipher as set forth in Schedule C, except to the extent that such representations and warranties are qualified by the Cardiome Disclosure Letter (which shall make reference to the corresponding section or subsection of Schedule C), and acknowledges and agrees that Cipher is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated herein. Any investigation by Cipher or its Representatives shall not mitigate, diminish or affect the representations and warranties of Cardiome pursuant to this Agreement.

3.2	Survival of Representations and Warranties of Cardiome

The representations and warranties of Cardiome contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.3	Representations and Warranties of Correvio

Correvio represents and warrants to Cipher as set forth in Schedule D, and acknowledges and agrees that Cipher is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated herein. Any investigation by Cipher or its Representatives shall not mitigate, diminish or affect the representations and warranties of Correvio pursuant to this Agreement.

3.4	Survival of Representations and Warranties of Correvio

The representations and warranties of Correvio contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF CIPHER

4.1	Representations and Warranties of Cipher

Cipher represents and warrants to Cardiome as set forth in Schedule E, and acknowledges and agrees that Cardiome is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated herein. Any investigation by Cardiome or its Representatives shall not mitigate, diminish or affect the representations and warranties of Cipher pursuant to this Agreement.

4.2	Survival of Representations and Warranties of Cipher

The representations and warranties of Cipher contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS

5.1	Covenants of Cardiome Relating to the Arrangement

Cardiome shall perform all obligations required to be performed by Cardiome under this Agreement, co-operate with Cipher in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Cardiome shall:

(a)	apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals and all Key Third Party Consents, keep Cipher reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals and Key Third Party Consents, including providing Cipher with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Cipher’s outside counsel on an “external counsel” basis), in order for Cipher to provide its comments thereon, which shall be given due and reasonable consideration;
(b)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Cardiome with respect to the Arrangement or the other transactions contemplated by this Agreement;
(c)	use commercially reasonable efforts to obtain, effective as of the Effective Time, releases, in favour of Cardiome, in respect of Liabilities under the Cardiome Material Contracts from the respective counterparties thereto, in each case in form and substance acceptable to the Parties, each acting reasonably;
(d)	if requested to do so in writing by Cipher on or before the fifth (5th) Business Day before the Effective Date, terminate, cancel or withdraw, as applicable, any one or more of the contracts, attestations and statement of works listed in subsections 5(h)(i) to (v) of Schedule F;
(e)	defend all lawsuits or other legal, regulatory or other proceedings against Cardiome challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Cardiome which may materially impede the ability of the Parties to consummate the Arrangement or the other transactions contemplated by this Agreement;
(f)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Cardiome to consummate the Arrangement or the other transactions contemplated by this Agreement;
(g)	prior to the Effective Time, terminate without any Liability to Cardiome all Inter-company Agreements, except for those Inter-company Agreements that constitute Retained Assets or Retained Liabilities (as listed in Schedules F and G, respectively);
(h)	until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Cipher, and its Representatives, information reasonably requested by Cipher for the purposes of preparing, considering and implementing integration and strategic plans for the acquisition by Cipher of the Retained Assets and Retained Liabilities following the Effective Date and confirming the representations and warranties of Cardiome set out in this Agreement, except as provided for in any sublicense or transition and supply agreements entered into by the Parties regarding the Retained Assets and Retained Liabilities (and in which case the terms of such agreements shall govern the conduct of the Parties); and

(i)	until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, Cardiome shall, to the extent not precluded by applicable Law, promptly notify Cipher, in writing, when Cardiome has knowledge of:
(i)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;
(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with this Agreement or the Arrangement;
(iii)	any notice or other communication from any Governmental Entity in connection with the Arrangement or this Agreement (and contemporaneously provide a copy of any such written notice or communication to Cipher); or
(iv)	any filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Cardiome, threatened orally or in writing against, relating to or involving or otherwise affecting Cardiome, its subsidiaries or any of their respective assets that would reasonably be expected to have a Material Adverse Effect.
5.2	Covenants of Cardiome Relating to the Conduct of Business

Cardiome covenants and agrees that at all times prior to the Effective Time, except as disclosed in the Cardiome Disclosure Letter or as otherwise expressly contemplated or permitted by this Agreement (including, the Pre-Closing Reorganization permitted under Section 2.17 of this Agreement), or as Cipher shall otherwise agree in writing, Cardiome shall, and shall cause its subsidiaries (as applicable) to:

(a)	conduct its businesses and affairs related to the Retained Assets and Retained Liabilities in, and not take any action related to the Retained Assets and Retained Liabilities except in, the ordinary course of business consistent with past practice;
(b)	use commercially reasonable efforts to maintain and preserve all of its material rights under each Contract or Authorization related to any Retained Asset or Retained Liability;
(c)	pay, discharge or satisfy, in the ordinary course of business consistent with past practice, Liabilities reflected or reserved against in the Cardiome Financial Statements or incurred in the ordinary course of business consistent with past practice, and not incur any new Liability outside the ordinary course of business;
(d)	without limiting the foregoing, pay, discharge or satisfy the Retained Liabilities in the ordinary course of business consistent with past practice;
(e)	use commercially reasonable efforts to preserve intact its present business organization, the Retained Assets and Retained Liabilities (including associated intellectual property) and goodwill related to the Retained Assets, and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it related to the Retained Assets and Retained Liabilities;
(f)	continue to employ the Retained Employees on their current terms and conditions;

(g)	not:
(i)	amend or propose to amend the articles or by-laws or other constating documents of Cardiome;
(ii)	except as contemplated by this Agreement, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Cardiome Shares or undertake or propose to undertake any other capital reorganization or change in the Cardiome Shares or any other securities of Cardiome;
(iii)	amend the terms of any outstanding equity securities of Cardiome;
(iv)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Cardiome Shares or any other securities of Cardiome,
(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Cardiome Shares or any other securities of Cardiome;
(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Cardiome;
(vii)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person, company, partnership or other business organization;
(viii)	except as contemplated by this Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;
(ix)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;
(x)	sell, pledge, lease, dispose of or encumber any of the Retained Assets or Retained Liabilities, except in the ordinary course of business consistent with past practice;
(xi)	waive, release, grant or transfer any rights in respect of, or modify or change in any material respect, any Retained Asset or Retained Liability, without first advising Cipher and obtaining Cipher’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Cipher, acting reasonably;
(xii)	take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations relating to any Retained Asset or Retained Liability; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities relating to any Retained Asset or Retained Liability;
(xiii)	waive, release, transfer, modify or amend, in any material respect, any Contract or Authorization related to any Retained Asset or Retained Liability;
(xiv)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xv)	make any changes to existing accounting policies, other than as required by applicable Laws or by U.S. GAAP;
(xvi)	change any method of Tax accounting, make or change any Tax election, file any materially amended Tax Returns, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;
(xvii)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement; or
(xviii)	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.
(h)	Subject to Section 7.5, Cardiome shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse before the Outside Date, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.
(i)	(i) Duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, except for any Taxes contested in good faith pursuant to applicable Laws or that are immaterial in amount (either individually or in the aggregate); (iii) not make or rescind any material express or deemed election relating to Taxes except as required or desirable in respect of the Arrangement; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for the tax year ending December 31, 2016, except as may be required by applicable Laws.
5.3	Transferred Employees

Cardiome shall terminate the employment of all employees of Cardiome (other than the Retained Employees) as of the Effective Time and Correvio shall either offer employment to all such employees of Cardiome, with effect from and after the Effective Time, on terms that are substantially the same as the terms applicable to such employees when they were employees of Cardiome or make arrangements for the payment of termination pay or severance to such employees, such payment obligations to be assumed by and be solely the responsibility of Correvio. From and after the Effective Date, Correvio shall assume and be responsible for all obligations with respect to the engagement or employment of all employees (other than Retained Employees) and directors of Cardiome engaged or employed by Cardiome prior to and as of the Effective Time, including with respect to all notice of termination and severance pay in accordance with applicable Law (including employment standards) and Contract, if applicable, obligations under Employee Plans and for all unpaid wages, accrued vacation pay, change of control, and other amounts owing to employees or directors of Cardiome up to and as of the Effective Time (whether payable before or after the Effective Time), and for all Claims of any nature or kind relating to employment or engagement by Cardiome up to the Effective Time, including for breach of contract or wrongful dismissal. Cardiome shall retain liability and be responsible for any amounts payable to all Retained Employees on account of their employment with Cardiome or the termination of that employment that accrue or become payable after the Effective Date. The obligations contained in this Section 5.3 (the “Employee Obligations”) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement.

5.4	Post-Closing Filings

Following the Effective Time, the Parties shall co-operate with each other in respect of any filings to be made with Securities Authorities pursuant to applicable Securities Laws or Governmental Entities arising in connection with, or resulting from, the Arrangement and other transactions contemplated by this Agreement. Without limiting the foregoing, if Cipher is obliged to file a business acquisition report (“Business Acquisition Report”) with Canadian Securities Authorities in respect of the Arrangement, pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Correvio shall provide all such assistance (at the cost and expense of Cipher) as is reasonably necessary to prepare all such financial statements (including carve-out statements) as may required to be included in the Business Acquisition Report, within the applicable time period prescribed by NI 51-102.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual written consent of the Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order having been granted on terms consistent with this Agreement and the Interim Order not having been set aside or modified in a manner unacceptable to any Party, acting reasonably, on appeal or otherwise;
(a)	the Cardiome Arrangement Resolution having been passed by the Cardiome Shareholders in accordance with the Interim Order;
(b)	the Final Order having been granted on terms consistent with this Agreement and the Final Order not having been set aside or modified in a manner unacceptable to any Party, acting reasonably, on appeal or otherwise;
(b)	there shall have been no action taken under any applicable Law or by any Governmental Entity which make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;
(c)	the Key Regulatory Approvals shall have been obtained;
(d)	the Key Third Party Consents shall have been obtained;
(e)	the Transfer Agreement and all other documentation reasonably necessary for, or otherwise relating to, the sale, conveyance, grant, transfer and assignment of the Assigned Assets to Correvio shall be in form and substance acceptable to each Party, acting reasonably;
(f)	the Assignment and Assumption Agreement and all other documentation reasonably necessary for, or otherwise relating, the assumption of the Assumed Liabilities by Correvio shall be in form and substance acceptable to each Party, acting reasonably;
(g)	a release in favour of Cardiome in respect of Liabilities under the CRG Loan, in form and substance acceptable to the Parties, each acting reasonably, shall have been obtained from the counterparties thereto;

(h)	a release in favour of Cardiome in respect of Liabilities under the Office Lease, in form and substance acceptable to the Parties, each acting reasonably, shall have been obtained from the counterparties thereto, or, alternatively, a valid notice of termination of the Office Lease, in form and substance acceptable to the Parties, each acting reasonably, shall have been delivered to the counterparties thereto;
(i)	a release in favour of Cardiome in respect of Liabilities under the obligations of Cardiome as a guarantor referenced in Schedule C(p) of the Disclosure Letter, in form and substance acceptable to the Parties, each acting reasonably, shall have been obtained from the counterparties thereto;
(j)	the Articles of Arrangement to be filed with the Director in accordance with this Agreement shall be in form and substance acceptable to the Parties, each acting reasonably;
(k)	the distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102);
(l)	the Consideration Shares and Correvio Replacement Options shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof based on the Court’s approval of the Arrangement; provided however, that Cardiome shall not be entitled to rely on the provisions of this Subsection 6.1(l) in failing to complete the transactions contemplated by this Agreement in the event that Cardiome fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Correvio will rely on the foregoing exemption based on the Court’s approval of the Arrangement, and
(m)	this Agreement shall not have been terminated in accordance with its terms.
6.2	Additional Conditions Precedent in Favour of Cipher

The obligation of Cipher to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Cipher and may be only waived by Cipher):

(a)	all covenants of Cardiome and Correvio under this Agreement to be performed on or before the Effective Time which have not been waived by Cipher shall have been duly performed by Cardiome and Correvio in all material respects and Cipher shall have received a certificate of each of Cardiome and Correvio addressed to Cipher and dated the Effective Date, signed on behalf of each of Cardiome and Correvio by two of its senior executive officers (without personal liability), confirming the same as of the Effective Date;
(b)	the representations and warranties of Cardiome and Correvio set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided however that it is understood and agreed that the representations and warranties set out in paragraphs (a), (d), (f), (g), (i), (r) and (ee) of Schedule C and (a), (d), (e) and (g) of Schedule D must be true and correct in all respects when made on and as of the Effective Time, and Cipher shall have received a certificate of each of Cardiome and Correvio addressed to Cipher and dated the Effective Date, signed on behalf of each of Cardiome and Correvio by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)	the Sublicense Agreement (Trevyent) shall have been entered into with effect prior to or as of the Effective Time;
(d)	the Sublicense Agreement (Xydalba) shall have been entered into with effect prior to or as of the Effective Time;
(e)	the Ancillary Agreements (Aggrastat), in form and substance acceptable to Cipher, acting reasonably, shall have been entered into with effect prior to or as of the Effective Time;
(f)	the Ancillary Agreements (Brinavess), in form and substance acceptable to Cipher, acting reasonably, shall have been entered into with effect prior to or as of the Effective Time;
(g)	any Retained Assets, to the extent not held by Cardiome as of the date hereof, will be transferred or assigned to Cardiome, to the satisfaction of Cipher, acting reasonably, with effect prior to or as of the Effective Time;
(h)	there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Cardiome prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Material Adverse Effect, and Cipher shall have received a certificate of Cardiome addressed to Cipher and dated the Effective Date, signed on behalf of Cardiome by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;
(i)	there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Cipher to acquire or hold, or exercise full rights of ownership of, any Cardiome Shares; and
(j)	Cipher shall have received all of the Cardiome Voting Agreements executed by the Cardiome Supporting Shareholders and all covenants of the Cardiome Supporting Shareholders under the Cardiome Voting Agreements to be performed on or before the Effective Time which have not been waived by Cipher shall have been duly performed by the parties thereto (other than Cipher) in all material respects.

The foregoing conditions will be for the sole benefit of Cipher and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent in Favour of Cardiome

The obligation of Cardiome to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Cardiome and may be waived only by Cardiome):

(a)	all covenants of Cipher under this Agreement to be performed on or before the Effective Time which have not been waived by Cardiome shall have been duly performed by Cipher in all material respects and Cardiome shall have received a certificate of Cipher addressed to Cardiome and dated the Effective Date, signed on behalf of Cipher by two of its senior executive officers (without personal liability), confirming the same as of the Effective Date;
(b)	the representations and warranties of Cipher set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or material adverse effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a material adverse effect, and Cardiome shall have received a certificate of Cipher addressed to Cardiome and dated the Effective Date, signed on behalf of Cipher by two senior executive officers of Cipher (without personal liability), confirming the same as at the Effective Date;

(c)	Cardiome shall have received satisfactory evidence of the conditional approval for listing of the Consideration Shares from the TSX and Nasdaq, subject only to customary listing conditions of the TSX and Nasdaq;
(d)	Cipher shall have made arrangements satisfactory to Correvio, acting reasonably, to pay the aggregate Share Purchase Consideration (less the Holdback Amount) to Correvio, in immediately available funds, on the Effective Date pursuant to the Arrangement; and
(e)	holders of no more than five percent (5%) of the Cardiome Shares shall have exercised, and at the date of the Cardiome Meeting, have not withdrawn, Dissent Rights.

The foregoing conditions will be for the sole benefit of Cardiome and may be waived by it in whole or in part at any time.

6.4	Notice and Cure Provisions
(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:
(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
(b)	Cipher may not exercise its rights to terminate this Agreement pursuant to Subsection 8.2(a)(iii)C and Cardiome may not exercise its right to terminate this Agreement pursuant to Subsection 8.2(a)(iv)A unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of three (3) Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.
6.5	Satisfaction of Conditions

Other than as set forth in this section, the conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

Article 7
ADDITIONAL COVENANTS

7.1	Covenant Regarding Non-Solicitation

Cardiome shall, and shall direct and cause its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Cardiome, and Cardiome shall request the return of information regarding Cardiome and its subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding Cardiome and its subsidiaries. Cardiome agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Cardiome further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 7.1).

7.2	Covenant Regarding Acquisition Proposal
(a)	Subject to Section 7.3 or unless expressly permitted pursuant to this Section 7.2, Cardiome agrees that it shall not, and shall not authorize or permit any of its Representatives, directly or indirectly, to:
(i)	make, solicit, initiate, entertain, encourage, promote or facilitate, (including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;
(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that Cardiome may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to lead to a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;
(iii)	remain neutral with respect to, or agree to, approve or recommend any, Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five (5) Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Subsection 7.2(a)(iii);
(iv)	withdraw, modify, qualify or change in a manner adverse to Cipher, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Cipher, the approval, recommendation or declaration of advisability of its Board or any committee thereof of this Agreement or the Arrangement (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of this Agreement or the Arrangement within five (5) Business Days after an Acquisition Proposal has been publicly announced shall be considered to be an adverse modification);
(v)	enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with Cipher or with an affiliate of Cipher that is agreed to prior to any termination of this Agreement; or

(vi)	make any public announcement or take any other action inconsistent with the recommendation of its Board to approve the Arrangement.
(b)	Notwithstanding anything contained in this Section 7.2 and any other provisions of this Agreement:
(i)	the Cardiome Board may consider, participate in any discussions or negotiations with and provide information to, any Person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Cardiome after the date of this Agreement and did not otherwise result from a breach of this Section 7.2 and that the Cardiome Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal may reasonably be expected to lead to a Superior Proposal; provided, however, that prior to taking any such action the Cardiome Board determines in good faith, after consultation with outside counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and if Cardiome provides confidential non-public information to such Person, Cardiome obtains a confidentiality and standstill agreement from the Person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement, and otherwise on terms no more favourable to such Person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement (provided that, such confidentiality agreement shall not preclude such Person from making a Superior Proposal and such agreement shall not restrict or prohibit Cardiome from disclosing to Cipher any details concerning the Acquisition Proposal or any Superior Proposal made by such Person). Cardiome shall be permitted to provide such Person with access to information regarding Cardiome and its subsidiaries; provided that Cardiome sends a copy of any such confidentiality agreement to Cipher promptly upon its execution and Cipher is provided with a list of the information provided to such Person and is promptly provided with access to the same information to which such Person was provided.
(ii)	Nothing in this Agreement shall prohibit the Cardiome Board from making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time if, in the good faith judgment of such Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that, no Change in Recommendation may be made in relation to an Acquisition Proposal unless Cardiome complies with Section 7.3.
(c)	Cardiome shall promptly (and in any event within 24 hours) notify Cipher, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal or any request for non-public information relating to Cardiome or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Cipher may reasonably request. Cardiome shall keep Cipher fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.
(d)	Cardiome shall ensure that its officers, directors and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by such officers, directors, financial advisors or other advisors or Representatives.

7.3	Right to Accept a Superior Proposal
(a)	If Cardiome has complied with Section 7.2 of this Agreement, Cardiome may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 7.3) received prior to the date of approval of the Arrangement and the transactions contemplated by this Agreement by Cardiome’s Shareholders and terminate this Agreement if, and only if:
(i)	Cardiome has provided Cipher with a copy of the Superior Proposal document;
(ii)	Cardiome has provided the other Party with the information regarding such Superior Proposal required under Subsection 7.2(c);
(iii)	the Cardiome Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, that it is necessary in order for the Cardiome Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and
(iv)	five (5) Business Days (the “Superior Proposal Notice Period”) shall have elapsed from the later of (A) the date Cipher received written notice (a "Superior Proposal Notice") advising it that the Cardiome has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, subject only to this Section 7.3, and (B) the date that Cipher received a copy of such Superior Proposal document.

In the event that Cardiome provides Cipher with a Superior Proposal Notice on a date that is less than seven (7) Business Days prior to the scheduled date of the Cardiome Meeting, Cardiome shall, at the request of Cipher, adjourn such meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice. If the Cardiome Circular has been sent to Cardiome Shareholders prior to the expiry of the Superior Proposal Notice Period and, during such period, Cipher requests in writing that the Cardiome Meeting proceed, unless otherwise ordered by a court, Cardiome shall continue to take all reasonable steps necessary to hold the Cardiome Meeting and to cause the Arrangement and the transactions contemplated by this Agreement to be voted on at such meeting.

(b)	During the Superior Proposal Notice Period, Cardiome agrees that Cipher shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The Cardiome will review any written proposal to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether any such amended proposal would, upon acceptance by Cardiome, result in such Superior Proposal ceasing to be a Superior Proposal. If the Cardiome Board so determines, Cardiome will enter into an amended agreement with Cipher reflecting the amended proposal.
(c)	Upon the expiry of the Superior Proposal Notice Period, if: (i) Cipher has determined not to offer in writing to amend the terms of this Agreement pursuant to Subsection 7.3(b); or (ii) the Cardiome Board has determined that any offer by Cipher in writing to amend the terms of this Agreement (pursuant to Subsection 7.3(b)) would, upon acceptance by Cardiome, not result in any Superior Proposal ceasing to be a Superior Proposal, then Cardiome may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the Termination Payment provisions in Section 8.4 of this Agreement.
(d)	Cardiome also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Subsection 7.3(a)(iv) and will initiate a new and additional Superior Proposal Notice Period.

7.4	Access to Information; Confidentiality; Transition

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) Cardiome shall, and shall cause its Representatives to, afford to Cipher and to Representatives of Cipher full access during normal business hours upon reasonable notice, to all properties, information and records relating to Cipher, including but not limited to, all related facilities, books, contracts, financial statements, forecasts, financial projections (to the extent permitted by confidentiality agreements in force on the date hereof), studies, records, operating Permits and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any kind or nature whatsoever, and Cipher and Cardiome acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement; (b), Cardiome shall promptly notify Cipher of any significant developments or material changes relating the Retained Assets and the Retained Liabilities, promptly after becoming aware of any such development or change, and (c) each of Cipher and Correvio shall, and shall cause their subsidiaries and their respective Representatives to, as the case may be, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

7.5	Insurance and Indemnification
(a)	Prior to the Effective Date, Cardiome may purchase customary “run-off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Cardiome which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Cipher will, or will cause Cardiome to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that neither Cipher nor Cardiome shall be required to expend any funds in respect of this Section 7.5 following the Effective Time (and Correvio shall be solely responsible for maintaining such policies, including the payment of all costs and expenses associated therewith after the Effective Time).
(b)	Following the Effective Time, Cardiome shall not be obligated to honour any rights to indemnification or exculpation now existing in favour of present and former officers or directors of Cardiome and any such Liabilities shall constitute Assumed Liabilities.
7.6	ROFR on New Canadian Products
(a)	For the period commencing on the Effective Date and expiring on date that is five (5) years following the Effective Date, if Correvio or any of its affiliates receives from any Person a bona fide offer to license all or part of any pharmaceutical product that Correvio or its affiliates do not have any Canadian rights to on the date of this Agreement (each, a “New Canadian Product”), which Correvio is willing to accept (a “Transfer Offer”), whether in whole or in part (the “Offered Interest”), Correvio shall give written notice to Cipher of the Transfer Offer including all terms and of its intention to accept the Transfer Offer to Cipher.
(b)	Within ninety (90) days after receipt by Cipher of the written notice of a Transfer Offer under Subsection 7.6(a) (the “Option Period”), Cipher (or, for the purposes of this Section 7.6, any affiliate of Cipher) shall be entitled to sublicense the Offered Interest on terms to be negotiated by and between Correvio and Cipher (the “Right of First Refusal”). Cipher shall, within the Option Period, notify Correvio of its desire (the “Notice of Acceptance”) to sublicense the Offered Interest. If Cipher fails to exercise its Right of First Refusal within the Option Period, Cipher will be deemed to have definitively waived such Right of First Refusal.
(c)	If Cipher elects to exercise its Right of First Refusal, the parties shall use commercially reasonable efforts to complete such sublicense transaction within 60 days following the delivery of the Notice of Acceptance (or such longer period as may reasonably be required to comply with all applicable statutory and regulatory requirements or to obtain all required consents or as may be agreed to by Correvio and Cipher).

(d)	If Cipher elects not to exercise, or is deemed to have waived, its Right of First Refusal, Correvio shall be entitled to thereafter sublicense the Offered Interest offered pursuant to the Transfer Offer to any Person or to commercialize the New Canadian Product itself.
(e)	Notwithstanding the foregoing (or anything to the contrary in this Section 7.6), upon a change of control of either Cipher or Correvio (being the acquisition (directly or indirectly) by any Person or group of Persons acting jointly or in concert, of greater than 50% of the voting securities of either Cipher or Correvio) each of Cipher and Correvio shall have the right, exercisable at any time within thirty (30) days following the date of such change of control, to terminate the obligations of Cipher and Correvio under this Section 7.6.
7.7	Product Introduction Fee
(a)	For the period commencing on the Effective Date and expiring on December 31, 2019, if Correvio or any of its affiliates introduces Cipher to any New Canadian Product and Cipher enters into a binding agreement to license all or part of such New Canadian Product as a result of such an introduction, Cipher shall pay $500,000 to Correvio by wire transfer of immediately available funds on the date that such binding agreement is entered into.

Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination
(a)	This Agreement may be terminated:
(i)	at any time prior to the Effective Time by mutual written agreement of Cardiome and Cipher;
(ii)	by either Cardiome or Cipher, if:
A.	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)A shall not be available to any Party whose failure to fulfil any of its obligations or breach any of its covenants, representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;
B.	any Governmental Entity shall have issued an order, decree or ruling or there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Cardiome or Cipher from consummating the Arrangement (unless such order, decree, ruling or applicable Law has been withdraw, reversed or otherwise made inapplicable) and such order, decree, ruling or applicable Law or enjoinment shall have become final and non-appealable; or

C.	Cardiome Shareholder Approval shall not have been obtained at the Cardiome Meeting in accordance with applicable Laws and the Interim Order.
(iii)	by Cipher, if:
A.	prior to the Effective Time (1) the Cardiome Board shall have made a Change in Recommendation, (2) the Cardiome Board shall have approved or recommended an Acquisition Proposal, or (3) Cardiome shall have entered into a definitive agreement with respect to a Superior Proposal;
B.	the Cardiome Meeting has not occurred on or before May 23, 2018 or such later date as may be agreed by Cardiome and Cipher in writing, provided that the right to terminate this Agreement pursuant to this Section 8.2(a)(iii)B shall not be available to Cipher if the failure by Cipher to fulfil any obligation hereunder is the cause of, or results in, the failure of the Cardiome Meeting to occur on or before such date; or
C.	subject to Section 6.4, Cardiome or Correvio is in default of a covenant or obligation hereunder such that the condition contained in Subsection 6.2(a) would be incapable of satisfaction, or any representation or warranty of Cardiome or Correvio under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Subsection 6.2(b) would be incapable of satisfaction; provided that Cipher is not then in breach of this Agreement so as to cause any of the conditions set forth in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied.
(iv)	by Cardiome, if:
A.	subject to Section 6.4, Cipher is in default of a covenant or obligation hereunder such that the condition contained in Subsection 6.3(a) would be incapable of satisfaction, or any representation or warranty of Cipher under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Subsection 6.3(b) would be incapable of satisfaction; provided that Cardiome is not then in breach of this Agreement so as to cause any of the conditions set forth in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied; or
B.	at any time prior to receipt of the Cardiome Shareholder Approval, Cardiome wishes to enter into a definitive agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2), subject to, and in compliance with, Section 7.3.
(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.
(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without Liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Section 7.5, this Subsection 8.2(c) and Sections 8.3, 8.4, 8.5, 10.1, 10.2, 10.3, 10.4, 10.6, 10.7 and 10.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination of this Agreement; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any Liability arising prior to such termination.

8.3	Expenses

Except as otherwise provided herein, the Parties agree that all costs and expenses of the Parties relating to the Arrangement and the transactions contemplated in this Agreement, including legal fees, accounting fees, financial advisory fees, strategic advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, any such costs or expenses of Cardiome shall not form part of the Retained Liabilities.

8.4	Termination Payments
(a)	A Termination Payment shall be payable by Cardiome to Cipher in the event that the Agreement is terminated in the following circumstances (each being a “Termination Payment Event”):
(i)	the termination of this Agreement pursuant to Subsection 8.2(a)(iii)A, 8.2(a)(iii)B or 8.2(a)(iii)C, in which case the Termination Fee shall be paid to Cipher as soon as practicable and in any event within two (2) Business Days of the day on which this Agreement is terminated;
(ii)	the termination of this Arrangement Agreement pursuant to Subsection 8.2(a)(iv)B, in which case the Termination Fee shall be paid to Cipher prior to or concurrently with termination of this Agreement; or
(iii)	the termination of this Agreement pursuant to Subsection 8.2(a)(ii)A or 8.2(a)(ii)C if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Cardiome Meeting, (A) a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Cardiome shall have been made to Cardiome or publicly announced by any Person (other than Cipher or any of its affiliates) and not withdrawn prior to the Cardiome Meeting, and (B) within nine (9) months after the date of termination of this Agreement or the holding of the Cardiome Meeting either (x) such Acquisition Proposal has been accepted, recommended or approved by the Cardiome Board and has not expired, been withdrawn or been publicly abandoned, or (y) any Person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Cardiome Shares or more than 50% of the consolidated assets of Cardiome under such Acquisition Proposal, in which case the Termination Fee shall be paid to Cipher on the date the Cardiome Shares or assets of Cardiome are acquired as described in paragraph (y) above. For the purpose of this Subsection 8.4(b)(iii), the term "Acquisition Proposal" shall have the meaning ascribed to such term in Section 1.1, except that references to "20%" shall be deemed to be "50%".
(b)	Cipher hereby acknowledges that the Termination Payment to which it may become entitled to is a payment of liquidated damages which is a genuine pre-estimate of the damages which such it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated by this Agreement and is not a penalty. Cipher hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Cipher of any Termination Payment, Cipher shall have no further Claim against Cardiome or Correvio at Law or in equity or otherwise (including injunctive relief to restrain any breach or threatened breach by Cardiome of any of its obligations hereunder or otherwise to obtain specific performance).
8.5	Termination Payment to Cardiome
(a)	In the event that Cardiome terminates this Agreement pursuant to Subsection 8.2(a)(iv)A of this Agreement, then Cipher shall pay to Cardiome $2,500,000 (the “Cardiome Termination Fee”) within two (2) Business Days of the day on which this Agreement is terminated.

(b)	Cardiome hereby acknowledges that the Cipher Termination Payment to which it may become entitled to is a payment of liquidated damages which is a genuine pre-estimate of the damages which such it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated by this Agreement and is not a penalty. Cardiome hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Cardiome of any Cipher Termination Payment, Cardiome shall have no further Claim against Cipher at Law or in equity or otherwise (including injunctive relief to restrain any breach or threatened breach by Cipher of any of its obligations hereunder or otherwise to obtain specific performance).
8.6	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time prior to the Effective Time, be amended only by mutual written agreement of Cipher and Cardiome, without further notice to or authorization on the part of the Cardiome Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and
(d)	waive compliance with or modify any mutual conditions precedent herein contained.
8.7	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. No extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived and shall not extent to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Article 9
INDEMNITY AND WARRANTY

9.1	Correvio Indemnity
(a)	From and after the Effective Time, Correvio shall indemnify and save harmless Cipher and its subsidiaries and Cardiome and their respective directors, officers, employees and agents (the “Cipher Indemnified Parties”) in respect of any Claim, including relating to Taxes, and from and against any and all Losses arising in connection with or relating in any manner to:
(i)	the Retained Assets or Retained Liabilities, in respect of the period prior to the Effective Time;

(ii)	the Assigned Assets;
(iii)	the Assumed Liabilities;
(iv)	the Employee Obligations;
(v)	all Contracts relating to the Assigned Assets, Assigned Liabilities or Employee Obligations;
(vi)	the business or operations of Cardiome or its subsidiaries in respect of the period prior to the Effective Time, including any product liability claims in respect of products developed or commercialized by Cardiome or its subsidiaries;
(vii)	the carrying out or implementation of the Pre-Closing Reorganization or the transactions contemplated by the Arrangement;
(viii)	the exercise of any Dissent Rights by Dissenting Shareholders; or
(ix)	all Taxes payable by Cardiome with respect to all periods ending on or before the Effective Date (including those arising as a result of the carrying out or implementation of the transactions contemplated by this Agreement, including the Arrangement).
(b)	The obligations of Correvio under Subsection 9.1(a) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement, provided that:
(i)	if a Claim or Loss relates to Subsection 9.1(a)(i), the obligations of Correvio shall survive for a period of two (2) years following the Effective Date and, provided further that: (A) no Losses may be recovered from Correvio pursuant to Subsection 9(a)(i) unless and until the accumulated aggregate amount of Losses of Cipher Indemnified Parties arising pursuant thereto exceeds [redacted], in which event the accumulated aggregate amount of all such Losses may be recovered; and (B) Correvio shall not be liable for any Losses pursuant to Subsection 9(a)(i) in excess of [redacted];
(ii)	if a Claim or Loss relates to any of Subsection 9.1(a)(ii) to Subsection 9.1(a)(viii), inclusive, the obligations of Correvio shall survive until expiration of any limitation periods imposed by Law applicable to the subject matter of the Claim or Loss; or
(iii)	if a Claim or Loss relates to Subsection 9.1(a)(ix), the obligations of Correvio shall survive until one year after the expiration of any limitation periods imposed by Law applicable to the relevant taxation year (giving effect to any waiver, mitigation or extension thereof).
(c)	The rights to indemnification of the Cipher Indemnified Parties under Section 9.1(a) shall apply notwithstanding any investigation, inspection or inquiries made by or on behalf of any of the Cipher Indemnified Parties.
9.2	Cipher Indemnity
(a)	From and after the Effective Time, Cipher shall indemnify and save harmless Correvio and its subsidiaries and their respective directors, officers, employees and agents (the “Correvio Indemnified Parties”) in respect of any Claim, and from and against any and all Losses, arising in connection with or relating in any manner to:
(i)	the Retained Assets, in respect of the period following the Effective Time; or
(ii)	the Retained Liabilities, in respect of the period following the Effective Time.

(b)	The obligations of Cipher in under Subsection 9.2(a) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement, until expiration of any limitation periods imposed by Law applicable to the subject matter of the Claim or Loss.
(c)	The rights to indemnification of the Correvio Indemnified Parties under Section 9.2(a) shall apply notwithstanding any investigation, inspection or inquiries made by or on behalf of any of the Correvio Indemnified Parties.
9.3	Taxable Gain Warranty
(a)	Correvio warrants to Cipher that the aggregate amount of (i) income in excess of losses, and (ii) taxable capital gains in excess of allowable capital losses, in all cases realized by Cardiome as a result of the transactions contemplated in this Agreement, including the Arrangement, will not exceed [redacted].
(b)	The warranty of Correvio under Subsection 9.3(a) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement, until one year after the expiration of any limitation periods imposed by Law applicable to the relevant taxation year (giving effect to any waiver, mitigation or extension thereof).
9.4	Claim Notice

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Losses in respect of which a right of indemnification is provided or a claim for breach of warranty is permitted for under this Article 9, a Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give written notice (a “Claim Notice”) to the Party responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) of any claim for indemnification pursuant to Sections 9.1 or 9.2 (an “Indemnification Claim”, which term shall include more than one Indemnification Claim) or a claim for damages for breach of warranty pursuant to Section 9.3 (a “Damages Claim”). The Claim Notice shall specify whether Indemnification Claim or Damages Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Indemnification Claim arises as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and
(b)	the amount of the potential Damages Claim (“Damages”) or Losses arising from the Indemnification Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Claim Notice in time effectively to contest the determination of any Liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 9 shall be reduced to the extent that Losses or Damages are incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the Claim Notice on a timely basis.

9.5	Agency for Non-Parties

Each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

9.6	Procedure for Indemnification – Direct Claims

In the case of a Direct Claim, the Indemnifying Party shall have 45 days from receipt of a Claim Notice to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its Indemnification Claim, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 45 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Indemnification Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Indemnification Claim. If the Indemnified Party and the Indemnifying Party fail to agree at or before the expiration of such 45 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue all remedies as may be available to it.

9.7	Procedure for Indemnification – Third Party Claims
(a)	In the case of a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to control the negotiation, settlement or defence of the Third Party Claim, through counsel of its choice (such counsel to be acceptable to the Indemnified Party, acting reasonably); provided, however, that notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the negotiation, settlement or defence of the Third Party Claim if such Third Party Claim involves criminal liability.
(b)	If the Indemnifying Party elects to assume control as contemplated in Subsection 9.9(a), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses incurred as a result of such assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel of the Indemnified Party shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct and control such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim. If the Indemnifying Party, having elected to assume such control, thereafter fails to defend any such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.
(c)	If the Indemnifying Party assumes the defence of a Third Party Claim, it shall be deemed to have acknowledged its obligation to indemnify and hold the Indemnified Party harmless with respect to such Third Party Claim.
(d)	If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any Person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any Losses of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party with interest at the then current Court Order Interest Act rate.

(e)	The Indemnifying Party shall not settle any Third Party Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.
9.8	Cooperation

Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other in determining the validity of any Indemnification Claim by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing employees to assist in the investigation, defence and resolution of such matters.

9.9	Holdback Amount
(a)	To the extent that a Cipher Indemnified Party is entitled to Losses arising from an Indemnification Claim or Damages arising from a Damages Claim pursuant to this Agreement, then, in addition to any rights of set-off or other rights that such Cipher Indemnified Party may have at common law or otherwise, Cipher (on behalf of such Cipher Indemnified Party) shall have the right to set-off any Losses or Damages to which such Cipher Indemnified Party may be entitled to under this Agreement against the Holdback Amount (on a dollar-for-dollar basis), provided that: (i) in the event a Cipher Indemnified Party is required to satisfy any such Losses with an out-of-pocket cash payment to any Third Party, Cipher (on behalf of such Cipher Indemnified Party) may, in its sole discretion, require that Correvio satisfy any indemnification obligations hereunder relating to such Losses in cash; and (ii) if the aggregate amount of any Losses in respect of Indemnification Claims or Damages in respect of a Damages Claim exceeds the Holdback Amount, Correvio shall be required to satisfy all such amounts in excess of the Holdback Amount in cash.
(b)	Notwithstanding the foregoing, and without in any manner limiting the rights of indemnification in favour of the Cipher Indemnified Parties under this Article 9, Cipher shall pay to Correvio the Holdback Amount, as follows:
(i)	twenty-five percent (25%) of the Holdback Amount on the date that is three (3) months following the Effective Date,
(ii)	twenty-five percent (25%) of the Holdback Amount on the date that is six (6) months following the Effective Date,
(iii)	twenty-five percent (25%) of the Holdback Amount on the date that is nine (9) months following the Effective Date, and
(iv)	twenty-five percent (25%) of the Holdback Amount on the date that is twelve (12) months following the Effective Date,

less, in each case, any amounts that are permitted to be deducted from, and subject to set-off against, the Holdback Amount pursuant to Subsection 9.9(a), as at each respective payment date.

9.10	Exclusive Remedy

After the Effective Date, the rights of the Parties hereto and the Indemnified Parties to indemnification relating to this Agreement or the transactions shall be strictly limited to those contained in this Article 9, and such indemnification rights shall be sole and exclusive remedies of the Parties hereto and the Indemnified Parties subsequent to the Effective Date with respect to any matter in any way relating to this Agreement or its subject or arising in connection herewith. Except as provided in this Article 9, no Claim shall be brought or maintained by any Party against any other Party, and no recourse be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties, or agreements of any of the Parties hereto set forth or contained in this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any Party’s remedies against another Party for fraud, willful misconduct, fraudulent misrepresentation or intentional misrepresentation.

9.11	No Double Recovery

An Indemnifying Party shall not be liable under any Indemnification Claim to the extent that the Losses that are the subject of the relevant Indemnification Claim have already been recovered in respect of another Indemnification Claim.

9.12	Price Purchase Consideration Adjustment

To the extent permitted pursuant to applicable Laws, all payments made by or on behalf of an Indemnifying Party to an Indemnified Party in respect of any Indemnification Claim pursuant to this Article 9 shall be treated as adjustments to the Share Purchase Consideration for Tax purposes.

Article 10
GENERAL PROVISIONS AND MISCELLANEOUS

10.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Cipher completes the transactions contemplated by this Agreement, Cipher shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Cardiome:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Cardiome prior to the Effective Date; and
(b)	which does not relate directly to the carrying on of the business of Cardiome or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Cipher shall cause its advisors to observe the terms of this Section 10.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

10.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 4:30 p.m. Vancouver time in the place of delivery or receipt. However, if notice is delivered after 4:30 p.m. Vancouver time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Cipher:

Cipher Pharmaceuticals Inc.

2345 Argentia Road, Suite 100A

Mississauga, Ontario L5N 8K4

Attention:	Robert Tessarolo
Email:	[redacted]

with a copy (which shall not constitute notice) to:

Wildeboer Dellelce LLP

365 Bay Street, Suite 800

Toronto, ON M5H 2V1

Attention:	James Brown
Email:	[redacted]

(b)	if to Cardiome or Correvio:

Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, British Columbia V6J 4S7

Attention:	Bill Hunter
Email:	[redacted]

with a copy (that shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3

Attention:	Joe Garcia
Email:	[redacted]

10.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

10.4	Injunctive Relief

Subject to Section 8.4 and Section 8.5, the Parties acknowledge and agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.4 and Section 8.5, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Cardiome Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

10.7	No Liability

No director or officer of Cipher shall have any personal liability whatsoever to Cardiome under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Cipher. No director or officer of Cardiome shall have any personal liability whatsoever to Cipher under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Cardiome.

10.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

CIPHER PHARMACEUTICALS INC.
Per:	_________________________________
Name: Robert Tessarolo
Title: President and CEO

CARDIOME PHARMA CORP.
Per:	_________________________________
Name: William Hunter
Title: President and CEO

CORREVIO PHARMA CORP.
Per:	_________________________________
Name: William Hunter
Title: President and CEO

Signature Page to Arrangement Agreement

Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.6 of the Arrangement Agreement or Article 7 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Cardiome, Correvio and Cipher, each acting reasonably;
(b)	“Arrangement Agreement” means the agreement made as of March 19, 2018 between Cardiome, Correvio and Cipher, including the schedules thereto, as the same may be amended, supplemented or otherwise modified from time to time;
(c)	“Arrangement Resolution” means the special resolution of the Cardiome Shareholders approving the Arrangement, this Plan of Arrangement and the Arrangement Agreement to be considered at the Cardiome Meeting;
(d)	“Articles of Arrangement” means the articles of arrangement of Cardiome in respect of the Arrangement, to be filed with the Director after the Final Order is made;
(e)	“Brinavess Assets” means all patents, trademarks and goodwill owned by Cardiome related to the Brinavess product and the royalty agreement between Correvio International Sarl and Cardiome with respect to royalties on non-Canadian Brinavess, but not including any Canadian patents, trademarks and goodwill related to the Brinavess product;
(f)	“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia;
(g)	“Cardiome” means Cardiome Pharma Corp., a corporation existing under the federal laws of Canada;
(h)	“Cardiome Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;
(i)	“Cardiome Shares” means the common shares in the capital of Cardiome;
(j)	“Cardiome Share Letter of Transmittal” means the letter of transmittal to be delivered by Cardiome to the Shareholders providing for the delivery of Cardiome Shares to the Depositary;
(k)	“CBCA” means the Canada Business Corporations Act, including all regulations made thereunder;
(l)	“Cipher” means Cipher Pharmaceuticals Inc.;

(m)	“Consideration” means the consideration to be received by Shareholders (other than Dissenting Shareholders) for their Cardiome Shares pursuant to this Plan of Arrangement, consisting of one (1) Correvio Share for each one (1) Cardiome Share in accordance with the Exchange Ratio (subject to any adjustment of the Exchange Ratio);
(n)	“Correvio” means Correvio Pharma Corp., a corporation incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time;
(o)	“Correvio Canada” means a corporation to be incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time;
(p)	“Correvio Canada Shares” means issued and outstanding common shares in the capital of Correvio Canada;
(q)	“Correvio Replacement Option” means an option to purchase from Correvio one (1) Correvio Share (subject to any adjustment of the Exchange Ratio). Each Correvio Replacement Option shall provide for an exercise price per Correvio Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Cardiome Share that would otherwise be payable to acquire a Cardiome Share pursuant to the Option it replaces. All terms and conditions of a Correvio Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the Correvio Stock Option Plan and any document evidencing an Option shall thereafter evidence and be deemed to evidence such Correvio Replacement Option;
(r)	“Correvio Shares” means common shares in the capital of Correvio;
(s)	“Correvio Stock Option Plan” means an incentive stock option plan of Correvio, having identical terms and conditions to the Stock Option Plan, except all references to Cardiome shall be references to Correvio and with such other changes as approved by the board of directors of Cardiome and validly approved by the Shareholders at the Cardiome Meeting;
(t)	“Court” means the Supreme Court of British Columbia;
(u)	“CRA” means the Canada Revenue Agency;
(v)	“Depositary” means Computershare Trust Company of Canada;
(w)	“Director” means the director appointed pursuant to Section 260 of the CBCA;
(x)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;
(y)	“Dissenting Shares” means the Cardiome Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;
(z)	“Dissenting Shareholder” means a registered holder of Cardiome Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(aa)	“Dividend” shall have the meaning ascribed thereto in subsection 3.1(a)(xvi)G hereof;
(bb)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Director pursuant to Section 192(7) of the CBCA;

(cc)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Cardiome and Cipher may agree upon in writing;
(dd)	“Exchange Ratio” means a ratio of one (1) Correvio Share for each one (1) Cardiome Share; provided however, that the Cardiome Board may by resolution determine to adjust and set the number of Cardiome Shares in such ratio at any number between one (1) and ten (10) so as to permit compliance with any applicable stock exchange requirements;
(ee)	“Fair Market Value” with reference to:
(i)	a Cardiome Share means the amount that is the closing price of the Cardiome Shares on the TSX on the last trading day immediately prior to the Effective Date;
(ii)	a Correvio Share means the amount that is the Fair Market Value of a Cardiome Share multiplied by the Exchange Ratio;
(ff)	“Final Order” means the order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;
(gg)	“Former Cardiome Shareholders” means the holders of Cardiome Shares immediately prior to the Effective Time;
(hh)	“Governmental Entity” (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Toronto Stock Exchange, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;
(ii)	“holder”, when used with reference to any securities of Cardiome, means the holder of such securities shown from time to time in the securities register maintained by or on behalf of Cardiome in respect of such securities;
(jj)	“Initial Share Price” means $1.00;
(kk)	“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;
(ll)	“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.3(b) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Correvio Shares and Correvio Replacement Options issued pursuant to the Arrangement, in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Cardiome Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

(mm)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Cardiome Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;
(nn)	“Option” means, at any time, options to acquire Cardiome Shares granted under the Stock Option Plan which are, at such time, outstanding and unexercised (whether or not vested);
(oo)	“Optionholder” means a holder of one or more Options;
(pp)	“Parties” means, collectively, Cardiome, Correvio and Cipher and “Party” means any one of them;
(qq)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order, with the consent of the Parties, each acting reasonably;
(rr)	“Promissory Note” means a non-interest bearing demand promissory note to be issued by Correvio in favour of Cardiome with a principal amount equal to the excess of the fair market value of all of the assets of Cardiome, less the fair market value of the Retained Assets, over the fair market value of all of the liabilities and obligations of Cardiome of any kind or nature, less the fair market value of the Retained Liabilities;
(ss)	“PSU Plan” means Cardiome’s 2014 Phantom Share Unit Plan adopted with effect from December 6, 2014;
(tt)	“PSUs” means, as of any date, phantom share units issued under the PSU Plan outstanding as of such date;
(uu)	“RSU Plan” means Cardiome’s Amended Restricted Share Unit Plan adopted with effect from May 9, 2014;
(vv)	“RSUs” means, as of any date, restricted share units issued under the RSU Plan outstanding as of such date;
(ww)	“Shareholder” means a holder of one or more Cardiome Shares;
(xx)	“Share Purchase Consideration” means an amount equal to $25,500,000 to be paid by Cipher to Correvio in payment for all Cardiome Shares held by Correvio pursuant to the terms of the Arrangement;
(yy)	“Stock Option Plan” means the Incentive Stock Option Plan of Cardiome last approved by Shareholders on June 20, 2017;
(zz)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;
(aaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and
(bbb)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;
(ccc)	“Warrantholder” means a holder of one or more Warrants; and
(ddd)	“Warrants” means, at any time, purchase warrants to acquire Cardiome Shares which are, at such time, outstanding and unexercised;

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time Vancouver, British Columbia unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Cipher, Correvio and Cardiome, the Shareholders, the Optionholders, the holders of RSUs, the holders of PSUs and the Warrantholders.

ARTICLE 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Cardiome, Correvio, Cipher or any other Person:

(a)	At the Effective Time:
(i)	each Cardiome Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Cardiome and Cardiome shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the register of the Cardiome Shares maintained by or on behalf of Cardiome and Cardiome shall be recorded as the registered holder of the Cardiome Shares so transferred and shall be deemed to be the legal and beneficial owner of such Cardiome Shares;
(ii)	each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will, without further act or formality by or on behalf of a holder of Cardiome Shares, be irrevocably assigned and transferred by the holder thereof to Correvio, free and clear of all Encumbrances, in exchange for one (1) Correvio Share in accordance with Section 85.1 of the Tax Act (subject to any adjustment of the Exchange Ratio), and
A.	the holder of such Cardiome Shares shall cease to be the holder thereof and to have any rights as holder of such Cardiome Share other than the right to receive one (1) Correvio Share (subject to any adjustment of the Exchange Ratio) in accordance with this Plan of Arrangement;
B.	such holder’s name shall be removed from the register of the Cardiome Shares maintained by or on behalf of Cardiome; and
C.	Correvio shall be deemed to be the transferee and the legal and beneficial holder of such Cardiome Share, free and clear of all Encumbrances, and shall be entered as the registered holder of such Cardiome Share in the register of the Cardiome Shares maintained by or on behalf of Cardiome.
(iii)	each Correvio Share previously held by Cardiome shall be cancelled and upon the cancellation thereof, Cardiome shall be deemed to be granted the right to receive from Correvio, a cash payment equal to the Initial Share Price, and Cardiome shall cease to have any rights as a holder of Correvio Shares other than the right to be paid the Initial Share Price per Correvio Share in accordance with this Plan of Arrangement;
(iv)	each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Cardiome in exchange for a cash payment from Cardiome equal to the fair market value, as determined by the Board of Correvio, at the Effective Time of each RSU held, subject to applicable withholdings, and each such RSU shall immediately be cancelled;
(v)	immediately following the cancellation of all RSUs pursuant to step immediately above, Cardiome shall have no further Liability with respect to any RSUs (or any Liability to any holder or former holder thereof) and the RSU Plan shall be cancelled and terminated;

(vi)	each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holder to Cardiome in exchange for a cash payment from Cardiome equal to the fair market value, as determined by the Board of Correvio, at the Effective Time of each PSU held, subject to applicable withholdings, and each such PSU shall immediately be cancelled;
(vii)	immediately following the cancellation of all PSUs pursuant to step immediately above, Cardiome shall have no further Liability with respect to any PSUs (or any Liability to any holder or former holder thereof) and the PSU Plan shall be cancelled and terminated;
(viii)	Correvio will adopt the Correvio Stock Option Plan;
(ix)	each Option outstanding immediately prior to the Effective Time will be exchanged for an option (each, a “Correvio Replacement Option”) to purchase from Correvio, without further act or formality, the number of Correvio Shares equal to the product of (A) the number of Cardiome Shares subject to the Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Correvio Share on any particular exercise of Correvio Replacement Options, then the number of Correvio Shares otherwise issued shall be rounded down to the nearest whole number of Correvio Shares. The exercise price per Correvio Share subject to any such Correvio Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Cardiome Share under the exchanged Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Correvio Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, all terms and conditions of a Correvio Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the Correvio Stock Option Plan and any document evidencing an Option shall thereafter evidence and be deemed to evidence such Correvio Replacement Option. If the exchange contemplated by this paragraph results in a disposition of Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Correvio Replacement Option will be increased such that the In-The-Money Amount of the Correvio Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Option immediately before the exchange.
(x)	immediately following the exchange of Options for Correvio Replacements Options pursuant to step immediately above, Cardiome shall have no further Liability with respect to any Options (or any Liability to any holder or former holder thereof) and the Stock Plan shall be cancelled and terminated;
(xi)	Correvio will, as soon as practicable after the effective date of its listing on the TSX and before June 30, 2019, file an election with the CRA to become a public corporation;
(xii)	Cardiome will assign any and all of its rights, title or interest in or to the Brinavess Assets to Correvio Canada, in consideration of Correvio Canada issuing to Cardiome 100 Correvio Canada Shares with an issue price equal to the fair market value of the Brinavess Assets, and Cardiome and Correvio Canada will jointly elect under subsection 85(1) of the Tax Act to have the transfer take place on a tax-free basis;
(xiii)	Correvio will furnish a report on Form 6-K to the SEC with respect to Correvio succeeding to Cardiome’s reporting obligations under the U.S. Exchange Act pursuant to Rule 12g-3(a) thereunder;

(xiv)	Cardiome will file a Form 15 with the SEC to terminate or suspend, as applicable, its reporting obligations under the U.S. Exchange Act;
(xv)	from and after the Effective Date, without further act or formality:
A.	Cardiome will be deemed to have transferred to Correvio, in consideration of (i) Correvio assuming all of the Assumed Liabilities and (ii) the issuance by Correvio of the Promissory Note to Cardiome, all of the Assigned Assets and Correvio will be deemed to own and hold all of the Assigned Assets from and after the Effective Date;
B.	Cardiome will be deemed to have assigned and transferred to Correvio, and Correvio will be deemed to have accepted from Cardiome, all of the Assumed Liabilities from and after the Effective Date and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such transfer, and all of the Assumed Liabilities may be enforced against Correvio from and after the Effective Date to the same extent as if such Assumed Liabilities had been incurred or contracted by Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);
C.	all rights, contracts, permits and interests of Cardiome will be deemed to continue as rights, contracts, permits and interests of Correvio to the same extent as if Cardiome continued to hold such rights, contracts, permits and interests (and Cardiome shall be forever released and discharged from any Liability in respect thereof);
D.	any existing cause of action, claim or liability to prosecution by or against Cardiome will be unaffected may be enforced by or against Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);
E.	a civil, criminal or administrative action or proceeding pending by or against Cardiome may be continued by or against Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);
F.	a conviction against, or ruling, order or judgment in favour of or against Cardiome may be enforced by or against Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);
G.	Cardiome shall declare a dividend on its common shares in an amount equal to the principal amount of the Promissory Note (the “Dividend”);
H.	Cardiome and Correvio shall set-off the amounts owing between them pursuant to the Promissory Note and as a result of the Dividend such that the amounts owing pursuant to each shall be deemed fully satisfied and the Promissory Note shall be deemed fully paid and cancelled;
I.	the name of Correvio shall be “Correvio Pharma Corp.”;
J.	the name of Cardiome shall continue to be “Cardiome Pharma Corp.”;
K.	the registered office of Correvio shall be located in the City of Vancouver in the Province of British Columbia, and the address of the first registered office of Correvio shall be Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3;
L.	Correvio shall be authorized to issue an unlimited number of common shares;

M.	the rights privileges, restrictions and conditions attaching to the common shares shall be as follows:

Not Applicable

N.	the stated capital of the common shares of Correvio will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Cardiome immediately prior to the exchange referred to above in Section 3.1(a)(ii);
O.	the board of directors of Correvio shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one (1) director and a maximum number of ten (10) directors;
P.	the first directors of Correvio shall be the persons whose names and addresses for service appear below:
Name	Address for Service	Resident Canadian
Richard M. Glickman	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	Yes
W. James O’Shea	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	No
William L. Hunter, MD	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	Yes
Mark H. Corrigan, MD	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	No
Arthur H. Wilms	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	Yes
Robert J. Meyer, MD	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	No

Q.	the auditors of Cardiome shall be appointed to be the auditors of Correvio until the next annual general meeting of the shareholders of Correvio;
R.	there shall be no restrictions on the business which Correvio is authorized to carry on or on the powers which Correvio may exercise;
S.	the by-laws of Correvio, until repealed, amended or altered, shall be the by-laws of Cardiome; and
T.	without in any way restricting the powers conferred upon Correvio or its board of directors by the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(i)	borrow money upon the credit of Correvio;
(ii)	issue, re-issue, sell or pledge debt obligations of Correvio;
(iii)	subject to the provisions of the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the corporation to secure performance of an obligation of any Person; and
(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation owned or subsequently acquired, to secure any obligation of Correvio.
U.	The board of directors may from time to time delegate to a director, a committee of directors or an officer of Correvio any or all of the powers conferred on the board of directors as set out above, to such extent and in such manner as the board of directors shall determine at the time of such delegation.
(xvi)	each outstanding Cardiome Share held by Correvio will, without further act or formality by or on behalf of Correvio, be irrevocably assigned and transferred to Cipher, free and clear of all Encumbrances, in exchange for the payment by Cipher of the Share Purchase Consideration; and
(xvii)	the transfers and exchanges provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.
3.2	Post Effective Time Procedures

(a)       Subject to the provisions of Article 5 hereof, and upon return of a properly completed Cardiome Share Letter of Transmittal by a registered Former Cardiome Shareholder together with certificates representing Cardiome Shares and such other documents as the Depositary may require, Former Cardiome Shareholders shall be entitled to receive delivery of the certificates representing the Correvio Shares to which they are entitled pursuant to Section 3.1(a) hereof.

(b)       Correvio will prepare, or cause to be prepared, and deliver to Cipher, all Tax Returns for Cardiome, under the Tax Act for all of their Tax periods ending on or prior to the Effective Date that are due to be filed (taking into account any extensions) before or after the Effective Date; provided, that (i) such Tax Returns shall be prepared in a manner consistent with past practice and applicable Law and (ii) such Tax Returns shall be submitted to Cipher not later than, in the case of Tax Returns to be filed under the Tax Act, thirty days, and in all other cases, five days prior to the due date for filing such Tax Returns (or, if such due date is within forty-five days following the Effective Date, as soon as practicable following the Effective Date) for review and consent by Cipher, following which Cipher shall cause Cardiome to file such Tax Returns. Correvio will pay or cause to be paid, and will indemnify and hold harmless Cipher and Cardiome with respect to, all Taxes payable with respect to all periods ending on or prior to the Effective Date. Cardiome shall immediately upon receipt transfer and assign to Correvio any and all tax refunds received by Cardiome or receivable for taxation years ending on or before the Effective Date.

(c)       Cipher and Correvio will cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing and preparation of Tax Returns pursuant to this Section (or otherwise required in relation to the Arrangement) and any audit by the CRA or any other Governmental Entity, litigation or other proceeding relating to any Tax Return of Cardiome (or any predecessor corporation). Such cooperation will include: (i) the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding until the expiration of any applicable limitation period; and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, Cipher agrees not to permit Cardiome to file any amended Tax Return, or any amendment to any previously filed Tax Return, with respect to any period on or prior to the Effective Date (other than any amendments to provincial or local Tax Returns required by applicable Law on account of adjustment to a Tax Return under the Tax Act) without the consent of Correvio, which consent shall not be unreasonably withheld.

(d)       Correvio will prepare, or cause to be prepared, a draft valuation report from KPMG (the “Valuation Report”) in respect of all of the property and assets of Cardiome as is reasonably required to assist in the filing of Cardiome’s Tax Returns for the Tax periods ending on or prior to the Effective Date in accordance with Section 3.2(b) above. Upon execution of a hold harmless letter from Cipher to KPMG, in form and substance satisfactory to KPMG, acting reasonably, Correvio shall provide to Cipher for its review the Valuation Report, including any supporting materials related thereto reasonably requested by Cipher, no later than 90 days prior to the due date for filing its Tax Return. Cipher shall notify Correvio in writing within 45 days of receipt of the Valuation Report if it has any comments with respect to such items in the Valuation Report and such comments shall be incorporated into the Valuation Report provided that such comments are reasonably required in accordance with applicable Laws.

3.3	No Fractional Shares

In no event shall any holder of Cardiome Shares be entitled to a fractional Correvio Share. Where the aggregate number of Correvio Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a Correvio Share being issuable, the number of Correvio Shares to be received by such securityholder shall be rounded down to the nearest whole Correvio Share and no Person will be entitled to any compensation in respect of a fractional Correvio Share.

ARTICLE 4
Warrants

4.1	Warrants

In accordance with the terms of the Warrants, each Warrantholder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Warrant, in lieu of Cardiome Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Correvio Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Cardiome Shares to which such holder would have been entitled if such holder had exercised such holder’s Warrants immediately prior to the Effective Time. Each Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate or indenture, subject to any supplemental exercise documents issued by Correvio, acting reasonably, to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price associate with each of them. Immediately following the Effective Time, Cardiome shall have no further Liability with respect to any Warrants (or any Liability to any holder or former holder thereof).

4.2	Exercise of Warrants Post-Effective Time

Upon any valid exercise of a Warrant after the Effective Time, Correvio shall issue the necessary number of Correvio Shares necessary to settle such exercise, provided that Correvio has received the Warrant exercise price.

ARTICLE 5
DISSENT RIGHTS

5.1	Rights of Dissent

Pursuant to the Interim Order, each registered Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA as modified by this ARTICLE 5 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 190 of the CBCA must be sent to and received by Cardiome at least two days before the Cardiome Meeting. Shareholders who duly exercise such rights of dissent and who:

(a)       are ultimately determined to be entitled to be paid fair value from Cipher, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Cardiome pursuant to Section 3.1(a)(i) in consideration of such fair value; or

(b)       are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights;

but in no case will Cardiome, Correvio or Cipher or any other Person be required to recognize such holders as holders of Cardiome Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Cardiome Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of Cardiome will be amended to reflect that such former holder is no longer the holder of such Cardiome Shares as and from the completion of the steps in Section 3.1(a)

ARTICLE 6
CERTIFICATES AND PAYMENTS

6.1	Payment of Consideration

(a)       Following the receipt of the Final Order and prior to the Effective Date, Correvio shall deliver or arrange to be delivered to the Depositary certificates representing the Correvio Shares required to be issued to Former Cardiome Shareholders in accordance with the provisions of Section 3.1(a) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Cardiome Shareholders for distribution to such Former Cardiome Shareholders in accordance with the provisions of this Article 6 hereof.

(b)       As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Cardiome Shares that were transferred under Section 3.1(a), together with a duly completed Cardiome Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA, the Securities Transfer Act (British Columbia) and the articles of Cardiome after giving effect to Section 3.1(a) the former holder of such Cardiome Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing the Correvio Shares that such holder is entitled to receive in accordance with Section 3.1(a) hereof, less any amounts withheld pursuant to Section 6.4.

(c)       Subject to Section 6.3, until surrendered as contemplated by this Section 6.1, each certificate which immediately prior to the Effective Time represented Cardiome Shares will be deemed after the time described in Sections 3.1(a) to represent only the right to receive from the Depositary upon such surrender a certificate representing the Correvio Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 6.4.

(d)       Cardiome and Correvio will cause the Depositary, as soon as a Former Cardiome Shareholder becomes entitled to the Consideration in accordance with Section 3.1(a), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Cardiome Share Letter of Transmittal;
(ii)	if requested by such former holder in the Cardiome Share Letter of Transmittal make available at the offices of the Depositary specified in the Cardiome Share Letter of Transmittal; or
(iii)	if the Cardiome Share Letter of Transmittal neither specifies an address as described in Section 6.1(d)(i) nor contains a request as described in Section 6.1(d)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Cardiome immediately prior to the Effective Time;

a certificate representing the Correvio Shares that are to be issued to such Former Cardiome Shareholder in accordance with the provisions hereof.

(e)       No holder of Cardiome Shares, Options or Warrants, shall be entitled to receive any consideration or entitlement with respect to such Cardiome Shares, Options or Warrants, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 6.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

6.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Cardiome Shares that were acquired by Cipher or Cardiome pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Cardiome Shares, the Depositary will deliver to such Person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Correvio Shares which the former holder of such Cardiome Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Cardiome Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Cardiome Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Correvio, Cardiome and the Depositary in such sum as Correvio may direct or otherwise indemnify Correvio and Cardiome in a manner satisfactory to Correvio and Cardiome against any claim that may be made against Correvio or Cardiome with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Extinction of Rights

If any Former Cardiome Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Cardiome Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Correvio or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Cardiome Shares formerly held by such former holder will cease to represent a claim of any kind or nature whatsoever and will be deemed to have been surrendered to Cardiome and will be cancelled. None of Correvio, Cardiome or Cipher, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Correvio, Cardiome or Cipher or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

6.4	Withholding Rights

Any of the Parties or the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder under this Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as Correvio, Cardiome or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Correvio, Cardiome or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made on account of the obligation to make payment to such Person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Correvio, Cardiome or the Depositary, as the case may be.

6.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

6.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Cardiome Shares, Warrants, and Options issued prior to the Effective Time, (b) the rights and obligations of the Shareholders, Cardiome, Cipher, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Cardiome Shares, Warrants and Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)       The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Cardiome Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)       Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Cardiome Meeting (provided that Cipher and Cardiome shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Cardiome Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)       Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Cardiome Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)       Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Correvio and Cipher, provided that it concerns a matter which, in the reasonable opinion of Correvio and Cipher, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Cardiome Shareholder.

ARTICLE 8
FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and are hereby deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Correvio, Cardiome and Cipher will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein. Cardiome hereby irrevocably appoints Correvio as its duly authorized agent to be its attorney or mandatary for the purposes of doing anything which Correvio may lawfully do by attorney to fulfil any obligation of Cardiome under this Agreement.

Schedule B
CARDIOME ARRANGEMENT RESOLUTION

The text of the Cardiome Arrangement Resolution which the shareholders will be asked to pass at the Cardiome Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Cipher Pharmaceuticals Inc. (“Cipher”), Cardiome Pharma Corp. (“Cardiome”), Correvio Pharma Corp. (“Correvio”) and shareholders of Cardiome, all as more particularly described and set forth in the management information circular (the “Circular”) of Cardiome dated ●, 2018 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(2)	the arrangement agreement in respect of the Arrangement as it may be amended or modified from time to time (the “Arrangement Agreement”) between Cipher, Cardiome and Correvio dated ●, 2018 and all the transactions contemplated therein, the actions of the directors of Cardiome in approving the Arrangement and the actions of the directors and officers of Cardiome in negotiating, executing and delivering the Arrangement Agreement are hereby ratified and approved;
(3)	the plan of arrangement (the “Plan of Arrangement”) of Cardiome implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Cardiome or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of Cardiome are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Cardiome to:
(a)	amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;
(5)	any director or officer of Cardiome is hereby authorized and directed for and on behalf of Cardiome to execute, whether under corporate seal of Cardiome or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents;
(6)	Cardiome be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement; and
(7)	any one director or officer of Cardiome is hereby authorized, for and on behalf and in the name of Cardiome, to execute and deliver, whether under corporate seal of Cardiome or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Cardiome, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Cardiome;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule C
REPRESENTATIONS AND WARRANTIES OF CARDIOME

(a)	Organization and Corporate Capacity. Cardiome is duly incorporated and is validly existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.
(b)	Subsidiaries. The Cardiome Disclosure Letter sets forth, as of the date hereof, the subsidiaries of Cardiome (the “Cardiome Subsidiaries”). The following information with respect to each Cardiome Subsidiary is accurately set out in Schedule C(b) of the Cardiome Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation. Cardiome has no interests in any other Person. Each Cardiome Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own, lease and operate its properties and assets and conduct its business as now owned and conducted by it and is duly qualified, licensed or registered to carry on business in each jurisdiction in which the character of its assets and properties owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification, licensing or registration necessary. Cardiome beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Cardiome Subsidiaries. All of the outstanding shares or other equity interests in the capital of each of the Cardiome Subsidiaries: (a) are validly issued and fully-paid and non-assessable and all such shares and other equity interests are owned by the holder(s) thereof free and clear of all Encumbrances of any kind or nature whatsoever other than such Encumbrances set out in Schedule C(b) of the Cardiome Disclosure Letter; (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests; and (c) have not been issued in violation of any pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments to acquire any securities of any Cardiome Subsidiary.
(c)	Qualification to Do Business. Other than as set out in Schedule C(c) of the Cardiome Disclosure Letter, Cardiome is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, make such qualification, licensing or registration necessary.
(d)	Retained Assets. Cardiome, Correvio International Sàrl, Cardiome UK Limited, Correvio (UK) Ltd. and Correvio S.A.S. (collectively, the “Canada Group”), collectively, have good and valid title to, or a valid and enforceable interest in, all Retained Assets free and clear of any Encumbrances other than such Encumbrances set out in Schedule C(d) of the Cardiome Disclosure Letter, and no other affiliate of Cardiome has any right, title or interest in or to the Retained Assets. No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Retained Assets from any member of the Canada Group, or any part thereof or interest therein.
(e)	Dissolution. Except in connection with the transactions contemplated under this Agreement, no act or proceeding has been commenced by or against any member of the Canada Group in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of any member of the Canada Group or for the appointment of a trustee, receiver, manager or other administrator of any member of the Canada Group or any of its properties or assets nor is any such act or proceeding, to the knowledge of Cardiome, threatened. No member of the Canada Group has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation in any jurisdiction.
(f)	Authority Relative to this Agreement. Cardiome has the requisite corporate power and authority to enter into and perform its obligations under this Agreement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The execution and delivery of this Agreement and performance by Cardiome of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated hereby have been duly authorized by all necessary corporate action of Cardiome and no other corporate proceedings on the part of Cardiome are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than the approval by the Cardiome Board of the Cardiome Circular and the approval by the Cardiome Shareholders in the manner required by the Interim Order, applicable Law and approval by the Court.

(g)	Execution and Binding Obligation. This Agreement constitutes a valid and binding obligation of Cardiome, enforceable against Cardiome in accordance with its terms, subject however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
(h)	No Violation. The execution and delivery by Cardiome of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(i)	violate, conflict with or result in a breach of:
(A)	any provision of the articles, by-laws or comparable organizational documents of any member of the Canada Group;
(B)	any Contract or any Authorization to which any member of the Canada Group is a party or otherwise bound; or
(C)	any Law to which any member of the Canada Group is subject or otherwise bound;
(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any Contract or Authorization;
(iii)	result in the creation or imposition of any Encumbrances upon any of the properties or assets of any member of the Canada Group;

(except, in the case of each of clauses (i) to (iii) above, those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or as set out in the Key Regulatory Approvals and Key Third Party Consents); or

(iv)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any member of the Canada Group is entitled (including by triggering any rights of first refusal or rights of first offer, change in control provisions similar provisions or other restriction or limitation) under any Contract or any Authorization to which any member of the Canada Group is a party or by which any member of the Canada Group is bound other than as set out in the Key Regulatory Approvals and Key Third Party Consents.
(i)	Regulatory Approvals and Consents.
(i)	Other than the Interim Order and any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA, such filings and other actions required under applicable Securities Laws and the Key Regulatory Approvals, no Authorization, consent or approval of, or filing with, or notification to, any Governmental Entity is necessary on the part of any member of the Canada Group in connection with the execution and delivery of this Agreement or the performance of its obligations under this Agreement or the completion by it of the transactions contemplated by this Agreement.

(ii)	Other than the Key Third Party Consents, there is no requirement under any Contract to which any member of the Canada Group is a party or by which any member of the Canada Group is bound or has any rights to make a filing with, give any notice to, or to obtain the consent or approval of, any party to such Contract relating to the transactions contemplated by the Agreement.
(iii)	The Key Regulatory Approvals are listed in Schedule C(i) of the Cardiome Disclosure Letter.
(iv)	The Key Third Party Consents are listed in Schedule C(i) of the Cardiome Disclosure Letter.
(j)	Capitalization
(i)	The authorized share capital of Cardiome consists of an unlimited number of Cardiome Shares and an unlimited number of preferred shares. As at the date of this Agreement there are: (i) 34,639,127 Cardiome Shares validly issued and outstanding as fully-paid and non-assessable shares of Cardiome; (ii) no preferred shares issued and outstanding; (iii) 2,892,057 Cardiome Options outstanding; (iv) 700,000 Cardiome Warrants outstanding; (v), 73,891 PSUs outstanding; and (vi) 103,957 RSUs outstanding, the particulars of which are set out in Schedule C(j) of the Cardiome Disclosure Letter.
(ii)	All of the Cardiome Shares issuable upon the exercise or vesting of the Cardiome Options, the Cardiome Warrants, the PSUs and the RSUs have been duly authorized and, upon issuance in accordance with the terms thereof, will be validly issued as fully paid and non-assessable, and are not and will not be subject to or issued in violation of any pre-emptive rights. No Cardiome Shares or Cardiome Warrants have been issued and no Cardiome Options, PSUs or RSUs have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.
(iii)	Except for rights under the Cardiome Options, the Cardiome Warrants, the PSUs and the RSUs, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate Cardiome to, directly or indirectly, issue or sell any securities of Cardiome, or give any Person a right to subscribe for or acquire from Cardiome any securities of Cardiome.
(iv)	Cardiome has no obligation to repurchase, redeem or otherwise acquire any securities of Cardiome, or to qualify or register any securities for public distribution in Canada, the United States of America or elsewhere.
(v)	Other than the Cardiome Options, Cardiome Warrants, PSUs and RSUs referenced in Section (j)(i) above, there are no notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with holders of Cardiome Shares on any matter as of the date hereof.
(vi)	All dividends or distributions on securities of Cardiome that have been declared have been paid in full.

(k)	Securities Law Matters.
(i)	The Cardiome Shares are listed and posted for trading on the TSX and Nasdaq and no order, ruling or determination having the effect of ceasing or suspending trading in any securities of Cardiome has been issued and no proceedings for such purpose are pending or threatened or is expected to be implemented or undertaken. Cardiome has not taken any action, and no state of affairs exists, which would be reasonably expected to result in the delisting or suspension of the Cardiome Shares on or from the TSX or Nasdaq.
(ii)	Cardiome is a “reporting issuer” (as that term is defined under applicable Securities Laws) in each jurisdiction of Canada other than Québec, not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Securities Authorities in each such jurisdiction and Cardiome is not subject to any continuous or periodic or other disclosure requirements under any securities laws or stock exchange rules in any other jurisdiction. Cardiome has not taken any action to cease to be a reporting issuer in any province of Canada nor has Cardiome received notification from any Securities Authority seeking to revoke the reporting issuer status of Cardiome.
(iii)	Cardiome is not in default in any material respect of any requirements of any Securities Laws. Cardiome has timely filed with the Securities Authorities a true and complete copy of all Cardiome Disclosure Documents. The Cardiome Disclosure Documents at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation; (b) complied in all material respects with the requirements of applicable Securities Laws; and (c) constitute full, true and plain disclosure of all material facts regarding Cardiome. Cardiome has not filed any confidential material change or other report or other document with any Securities Authorities or other self-regulatory authority which at the date hereof remains confidential.
(iv)	Cardiome is a “foreign issuer” as defined in Rule 3b-4 under the U.S. Exchange Act.
(v)	Cardiome has a class of securities registered under Section 12(b) of the U.S. Exchange Act.
(vi)	Cardiome is not, and will not by virtue of the Arrangement, become, a company that is, or is required to be, registered as an investment company under the Investment Company Act of 1940.
(vii)	There are no outstanding or unresolved comments in comments letters from any Securities Authority with respect to any of Cardiome Disclosure Documents and neither Cardiome nor any of the Cardiome Disclosure Documents is subject of an ongoing audit, review, comment or investigation by any Securities Authority, and no such audit, review, comment or investigation has been commenced or completed since January 1, 2015 .
(l)	Corporate Records. The minute books and records of Cardiome made available to Cipher in connection with its due diligence investigation of Cardiome are all of the minute books and records of Cardiome, are true and correct in all material respects, contain copies of all material proceedings (or certified copies thereof) of the shareholders and the directors of Cardiome to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Cardiome to the date hereof not reflected in such minute books and other records, other than those which are not material to Cardiome.
(m)	Financial Statements.
(i)	The Cardiome Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (a) as otherwise stated in the notes to such statements or, in the case of the Cardiome Annual Financial Statements, in the auditor’s report therein; and (b) except that the Cardiome Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or U.S. GAAP. The Cardiome Financial Statements complied as to form with applicable accounting requirements in the United States and present fairly and correctly the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of Cardiome and the Cardiome Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of Cardiome and the Cardiome Subsidiaries for the respective periods covered by such financial statements and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Cardiome and the Cardiome Subsidiaries. Cardiome does not intend to correct or restate, nor, to the knowledge of Cardiome is there any basis for any correction or restatement of the financial statements referred to in this Section (m). There are no, nor are there any commitments to become a party to any, off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Cardiome and the Cardiome Subsidiaries with unconsolidated entities or other Persons.

(ii)	The financial books, records and accounts of Cardiome and the Cardiome Subsidiaries: (a) have been maintained in accordance with U.S. GAAP; (b) are stated in reasonable detail; (c) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Cardiome and the Cardiome Subsidiaries; and (iv) accurately and fairly reflect the basis of the Cardiome Financial Statements.
(n)	Absence of Certain Changes. Since September 30, 2017, except as disclosed in the Cardiome Disclosure Documents, there has been no material change in respect of any member of the Canada Group taken as a whole, and the debt, business and material property of each member of the Canada Group conforms in all material respects to the description thereof contained in the Cardiome Disclosure Documents; and there has been no dividend or distribution of any kind declared, paid or made by Cardiome on any Cardiome Shares. Since September 30, 2017, the business of each member of the Canada Group has been conducted in the ordinary course and there has not been any event, circumstance or occurrence which have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(o)	Internal Controls. Cardiome maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Cardiome; (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the annual or interim financial statements; (iv) are designed to provide reasonable assurance that information required to be disclosed by Cardiome in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws; and (v) ensure that information required to be disclosed by Cardiome in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to Cardiome’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. To the knowledge of Cardiome, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Cardiome. To the knowledge of Cardiome, none of Cardiome, any Cardiome Subsidiaries or any director, officer, employee, auditor, accountant or representative of Cardiome or any of the Cardiome Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or Claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or Claim that Cardiome or any of the Cardiome Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(p)	Undisclosed Liabilities. No member of the Canada Group is subject to any significant Encumbrances or any material Claim that has not been disclosed in the Cardiome Financial Statements. There are no material liabilities or obligations of a type that would be required to be included in a consolidated balance sheet of Cardiome in accordance with U.S. GAAP, other than liabilities or obligations: (i) disclosed in the Cardiome Interim Financial Statements; (ii) incurred in the ordinary course since September 30, 2017; or (iii) as set out in Schedule C(p) of the Cardiome Disclosure Letter.
(q)	Auditors. The auditors of Cardiome are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of Cardiome or any of the Cardiome Subsidiaries.
(r)	Taxes.
(i)	All Taxes due and payable by Cardiome have been paid except for where the failure to pay such Taxes has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(ii)	All Tax Returns required to be filed by Cardiome have been filed on a timely basis with each appropriate Governmental Entity and all such Tax Returns are true, complete and correct except where the failure to file such Tax Returns or any inaccuracies in such Tax Returns where filed has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(iii)	No examination of any Tax Return of Cardiome is currently in progress and there are no outstanding issues, disputes, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return with any Governmental Entity that has been paid, or may be payable, by Cardiome, other than those that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(iv)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from Cardiome or affiliates for any taxable period and no request for any such waiver or extension is currently pending.
(v)	Cardiome is not a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation.
(vi)	No Claim with respect to Taxes has been made by any Governmental Entity in a jurisdiction where Cardiome does not file Tax Returns that Cardiome is or may be subject to Tax by that jurisdiction.
(vii)	Cardiome has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to withhold, collect or remit such amounts or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(viii)	Cardiome is not a non-resident of Canada within the meaning of the Tax Act and has, at all relevant times, been and is a “taxable-Canadian corporation” within the meaning of the Tax Act.
(ix)	Except as disclosed in the Cardiome Financial Statements, Cardiome has not claimed any reserves in computing its income for purposes of the Tax Act.
(x)	To the knowledge of Cardiome, no circumstances exist or would reasonably be expected to arise as a result of matters existing before the date hereof that may result in Cardiome being subject to the application of section 160 of the Tax Act.
(xi)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Cardiome and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with Cardiome, as the case may be, for purposes of the Tax Act, do not differ from those that would have been made between Persons dealing at arm’s length for purposes of the Tax Act, and all documentation or records as required by applicable Law has been made or obtained in respect of such transactions (or series of transactions).
(xii)	There are no circumstances existing which could result in the application to Cardiome of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.
(xiii)	Cardiome is registered for the purposes of the Excise Tax Act (Canada).
(s)	Non-Arm’s Length Transactions. Except as contemplated in this Agreement or as disclosed in the Cardiome Financial Statements, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Cardiome) between Cardiome on the one hand, and any (i) officer or director of Cardiome, (ii) any holder of record or beneficial owner of ten (10%) percent or more of the Cardiome Shares, or (iii) any affiliate or associate of any officer, director or shareholder, on the other hand.
(t)	Broker Fees. No brokerage, agency, commission or other fiscal advisory or similar fee is payable in connection with the Arrangement except fees to the Cardiome Financial Advisor.
(u)	Insurance. The assets of each member of the Canada Group and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses in at least such amounts and against at least such risks as are usually insured against, and such coverage is in full force and effect, and no member of the Canada Group has failed to promptly give any notice or present any material Claim thereunder. There is no Claim pending under any such policies as to which coverage has been questioned, denied or disputed or as to which any insurer has made any reservation of rights. All proceedings covered by any insurance policy of any member of the Canada Group has been properly reported to and accepted by the applicable insurer.
(v)	Authorizations. Except as would not, individually or in the aggregate, have or would not reasonably be expected to have a Material Adverse Effect: (i) other than as set out in Schedule C(v), each member of the Canada Group owns, possesses or has obtained all Authorizations necessary as at the date hereof for the operation of the business carried on by such member of the Canada Group or in connection with the ownership, operation or use of their respective assets and properties; (ii) each Authorization is valid, subsisting, in full force and effect, enforceable in accordance with its terms in good standing and no member of the Canada Group is in default or breach of any Authorization; and (iii) there are no Claims pending or to the knowledge of Cardiome, threatened to revoke, or limit any such Authorization and no member of the Canada Group, or to the knowledge of Cardiome or any of their respective officers or directors, has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(w)	Compliance with Laws.
(i)	Each member of the Canada Group has conducted and is conducting its business in compliance in all material respects with all applicable Laws. No member of the Canada Group is or has been, to the knowledge of Cardiome, under any investigation with respect to, is or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.
(ii)	No member of the Canada Group nor, to the knowledge of Cardiome, any director, officer, agent, employee or affiliate of any member of the Canada Group or other Person acting on behalf of any member of the Canada Group is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such Person of the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the United States Foreign Corrupt Practice Act (the “FCPA”), the UK Bribery Act 2010 (the “UKBA”) or the Organization for Economic Co-operation and Development (OECD) Convention on combating bribery of foreign public officials in international business transactions, to the extent applicable, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Each member of the Canada Group has conducted its business in compliance with the CFPOA, the FCPA, the UKBA and the OECD Convention and has instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA, the FCPA, the UKBA and the OECD Convention.
(iii)	The operations of each member of the Canada Group are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended, the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, “Money Laundering Laws”) and no Claim by or before any Governmental Entity involving any member of the Canada Group with respect to the Money Laundering Laws is pending or, to the knowledge of Cardiome, threatened.
(x)	Intellectual Property.
(i)	Schedule C(x) of the Cardiome Disclosure Letter sets forth a true, complete and correct list of the Intellectual Property Assets, which assets are either owned by (the “Owned IP”), or licensed to (the “Licensed IP”) a member of the Canada Group. The Intellectual Property Assets comprise all of the Intellectual Property Rights that are necessary to conduct the business that is subject to the Retained Assets as presently conducted.
(ii)	No member of the Canada Group has received any notice or Claim challenging the ownership or rights of any member of the Canada Group to any of the Intellectual Property Assets or suggesting that any other Person has any Claim of legal or beneficial ownership or other Claim or interest with respect thereto (other than the licensor in the case of the Licensed IP and any licenses granted by any member of the Canada Group in the ordinary course of its business in the case of Owned IP), nor is any member of the Canada Group knowingly engaged in any activity that would give rise to a reasonable basis for any such Claim.
(iii)	All fees payable in respect of the maintenance of the Owned IP have been paid and all registrations, and applications for registration, with respect to such Owned IP are in good standing.

(iv)	To the knowledge of Cardiome, all rights to the Owned IP are valid, subsisting and enforceable. To the knowledge of Cardiome, there is no Claim which is ongoing or alleged (including any opposition, re-examination or protest) which might result in the Owned IP being invalidated, revoked or the subject of a compulsory license or otherwise challenges the ownership, validity or enforceability of the Owned IP. To the knowledge of Cardiome, there is no Claim which is ongoing or alleged (including any opposition, re-examination or protest) which might result in the Licensed IP being invalidated or revoked.
(v)	To the knowledge of Cardiome, the Owned IP does not infringe any other Person’s Intellectual Property Rights. No member of the Canada Group is a party to any action or proceeding nor, to the knowledge of Cardiome, is any action or proceeding threatened, that alleges that the Owned IP infringes any other Person’s Intellectual Property Rights. To the knowledge of Cardiome, no Person has infringed or is infringing the rights of any member of the Canada Group in any of the Intellectual Property Assets.
(vi)	The members of the Canada Group, collectively, hold all necessary rights in and to the Licensed IP relating to the Retained Assets pursuant to valid and enforceable agreements, true and complete copies of which been provided by Cardiome to Cipher, subject to such redactions required by the counterparty. All agreements relating to the Licensed IP relating to the Retained Assets are in full force and effect, and no member of the Canada Group is in default of its obligations thereunder in any material respect. To the knowledge of Cardiome, no member of the Canada Group is engaged or has engaged in any activity in respect of the Licensed IP relating to the Retained Assets that violates or infringes any Intellectual Property Rights of any other Person.
(y)	Environmental Matters. Except as has not, individually or in the aggregate, had or would not reasonably be expected to have a Material Adverse Effect:
(i)	each member of the Canada Group has all Environmental Permits necessary for the operation of its business and is in compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;
(ii)	no member of the Canada Group has received any order, request or notice from any Person alleging a violation of any Environmental Law;
(iii)	no member of the Canada Group (A) is a party to any Claim, nor, to the knowledge of Cardiome, is any Claim threatened against the property or assets of any member of the Canada Group, which in either case, asserts or alleges (1) that it violated any Environmental Laws, (2) that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances; and (B) is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and, to the knowledge of Cardiome, has not been named, listed or threatened as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and
(iv)	Cardiome does not know of any facts, circumstances or conditions, including any release of Hazardous Substance, that would reasonably be expected to result in any Liabilities under Environmental Laws or Environmental Permits.
(z)	Restrictions on Business Activity. Other than as set out in Schedule C(z), no member of the Canada Group nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction, decree, non-competition agreement, non-solicitation agreement or any other agreement that involves or may involve, or restricts or may restrict, the right or ability of any member of the Canada Group to conduct its business as it has been carried on prior to the date hereof, or limits any business practice of any member of the Canada Group, or that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(aa)	Employee Plans. Each Employee Plan has been maintained in compliance with its terms and in accordance with all applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereto) to the extent required by applicable Securities Laws. All required employer contributions under such Employee Plans have been made in accordance with the terms thereof. All obligations of Cardiome that have come due regarding the Employee Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by Cardiome, as the case may be, have been made in a timely fashion in accordance with Law and the terms of each Employee Plan. Each Cardiome benefit plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval.
(bb)	Employment Matters.
(i)	There are no outstanding or, to the knowledge of Cardiome, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Cardiome.
(ii)	All current assessments under applicable workers compensation legislation have been paid or accrued by Cardiome and Cardiome not subject to any special or penalty assessment under such legislation which has not been paid.
(iii)	There are no collective agreements that exist, either directly or by operation of law, between Cardiome and any trade union or association which may qualify as a trade union nor is Cardiome currently negotiating any such agreements. There are no threatened or apparent union organizing activities involving employees of Cardiome.
(iv)	Cardiome is in compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, wages, hours of work, overtime, employment standards, human rights, worker's compensation and occupational health and safety, except where such failure to comply have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there are no outstanding Claims, complaints, investigations or orders in relation to any such Law;
(v)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and records of Cardiome.
(vi)	All assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation have been paid or are being contested in good faith. To the knowledge Cardiome, no audit of Cardiome is currently being performed pursuant to any applicable workplace safety and insurance legislation.
(vii)	Cardiome is not be obligated to make any severance payments or termination payments under existing Contracts to any Persons including, without limitation, consultants, directors, officers, employees or agents, in connection with the completion of the Arrangement.
(cc)	Arrangement with Securityholders. Other than the Cardiome Voting Agreements, this Agreement, the Confidentiality Agreement and the agreements set out in Schedule C(cc) of the Cardiome Disclosure Letter, Cardiome does not have any agreement, arrangement or understanding (whether written or oral) with respect to Cardiome or any of its securities, business or operations, with any shareholder of Cardiome, any interested party of Cardiome or any related party of any interested party of Cardiome, or any joint actor with any such Persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(dd)	Contracts.
(i)	True and complete copies of all Contracts relating to the Retained Assets that are written, together with all amendments thereto, are listed in Schedule C(dd) of the Cardiome Disclosure Letter and no such Contract has been modified, rescinded or terminated as of the date hereof. Accurate descriptions of all material terms of all Contracts relating to the Retained Assets that are oral are set forth in Section (dd)(i).
(ii)	Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, each Contract relating to the Retained Assets is legal, valid, binding and in full force and effect and is enforceable by the applicable member of the Canada Group, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction).
(iii)	Each member of the Canada Group has performed all respective obligations required to be performed by them to date under the Contracts relating to the Retained Assets and no member of the Canada Group is in breach or default under any Contract relating to the Retained Assets, nor does Cardiome have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.
(iv)	No member of the Canada Group knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of Cardiome, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any Contract relating to the Retained Assets by any other party to such Contract.
(v)	No member of the Canada Group has received any notice (whether written or oral), that any party to a Contract relating to the Retained Assets intends to cancel, terminate or otherwise modify or not renew its relationship with any member of the Canada Group and, to the knowledge of Cardiome, no such action has been threatened.
(vi)	The Cardiome Material Contracts listed in Schedule C(dd) of the Cardiome Disclosure Letter constitute all Cardiome Material Contracts included in the Assigned Assets.
(ee)	Litigation. There are no Claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Cardiome threatened, against or relating to any member of the Canada Group, the business of any member of the Canada Group or affecting any of their respective current or former properties or assets by or before any Governmental Entity that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the business of the Canada Group, would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby or would or would reasonably be expected to affect Cipher’s ability to own or operate the business that is the subject of the Retained Assets, nor to the knowledge of Cardiome are there any events or circumstances which could reasonably be expected to give rise to any such Claim, action, suit, arbitration, inquiry, investigation or proceeding.
(ff)	Operational Matters. All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, with respect to, or on account of, any of the Retained Assets have been: (i) duly paid or (ii) duly performed.

(gg)	No Expropriation. None of the Retained Assets have been taken or expropriated by any Governmental Entity nor, as of the date hereof, has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge Cardiome, is there any intent or proposal or threat to give any such notice or to commence any such proceeding.
(hh)	Government Incentives. All filings made by each member of the Canada Group under which such entity has received or is entitled to government incentives in respect of the Retained Assets have been made in material compliance with all Laws and contain no misrepresentations which could cause any material amount previously paid to any member of the Canada Group or previously accrued on the accounts thereof to be recovered or disallowed.
(ii)	Indebtedness. As of the date hereof, the Canada Group has no material indebtedness other than the indebtedness reflected on the Cardiome Interim Financial Statements and such other indebtedness incurred in the ordinary course of business.
(jj)	Real Property. Cardiome does not now hold, nor has it ever held, any interest in real property and Cardiome has not entered into any agreement to purchase or otherwise acquire an interest in any real property.
(kk)	Inter-company Agreements. The Inter-company Agreements are terminable prior to the Effective Date in accordance with their terms without any Liability to Cardiome.
(ll)	Fairness Opinion and Board Approval. The Cardiome Board:
(i)	has received a written opinion from the Cardiome Financial Advisor that the Arrangement is fair, from a financial point of view, to the Cardiome Shareholders;
(ii)	after consultation with its financial and legal advisors, has determined that the Arrangement if fair and reasonable to the Cardiome Shareholders and is in the best interests of Cardiome; and
(iii)	has, accordingly, unanimously approved entering into this Agreement and making a recommendation to Cardiome Shareholders that they vote in favour of the Cardiome Arrangement Resolution.

Schedule D
REPRESENTATIONS AND WARRANTIES OF CORREVIO

(a)	Organization and Corporate Capacity. Correvio is duly incorporated and is validly existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(b)	Qualification to Do Business. Correvio is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties owned, leased, licensed or otherwise held, or the nature of its business activities, make such qualification, licensing or registration necessary.
(c)	Dissolution. No act or proceeding by or against Correvio in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Correvio or for the appointment of a trustee, receiver, manager or other administrator of Correvio or any of its properties or assets nor is any such act or proceeding, to the knowledge of Correvio, threatened. Correvio has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.
(d)	Authority Relative to this Agreement. Correvio has the requisite corporate power and authority to enter into and perform its obligations under this Agreement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The execution and delivery of this Agreement and performance by Correvio of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated hereby have been duly authorized by all necessary corporate action of Correvio and no other corporate proceedings on the part of Correvio are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than the approval of the shareholder(s) of Correvio in the manner required by applicable Law.
(e)	Execution and Binding Obligation. This Agreement constitutes a valid and binding obligation of Correvio, enforceable against Correvio in accordance with its terms, subject however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
(f)	No Violation. The execution and delivery by Correvio of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(i)	violate, conflict with or result in a breach of:
(A)	any provision of the articles, by-laws or comparable organizational documents of Correvio;
(B)	any Contract or any Authorization to which Correvio is a party or otherwise bound; or
(C)	any Law to which Correvio is subject or otherwise bound;
(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any Contract or Authorization;
(iii)	result in the creation or imposition of any Encumbrances upon any of the material properties or assets of Correvio;

(except, in the case of each of clauses (i) to (iii) above, those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect); or

(iv)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Correvio is entitled (including by triggering any rights of first refusal or rights of first offer, change in control provisions similar provisions or other restriction or limitation) under any Contract or any Authorization to which Correvio is a party or by which Correvio is bound.
(g)	Regulatory Approvals and Consents. Other than the Interim Order and any approvals required by the Interim Order, the Final Order, and filings with the Director under the CBCA and such filings and other actions required under applicable Securities Laws, no Authorization, consent or approval of, or filing with, or notification to, any Governmental Entity is necessary on the part of Correvio in connection with the execution and delivery of this Agreement or the performance of its obligations under this Agreement or the completion by it of the transactions contemplated by this Agreement.
(h)	Third Party Consents and Approvals. There is no requirement under any Contract to which Correvio is a party or by which Correvio is bound or has any rights to make a filing with, give any notice to, or to obtain the consent or approval of, any party to such Contract relating to the transactions contemplated by the Agreement.
(i)	Litigation. There is no proceeding outstanding against, or to the knowledge of Correvio, threatened against or relating to Correvio that would reasonably be expected to prevent or materially delay the completion of the Arrangement.
(j)	Taxes. Correvio is registered for the purposes of the Excise Tax Act (Canada).

Schedule E
REPRESENTATIONS AND WARRANTIES OF CIPHER

(a)	Organization and Corporate Capacity. Cipher is duly incorporated and is validly existing and in good standing under the Business Corporations Act (Ontario) and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.
(b)	Qualification to Do Business. Cipher and each of its subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its respective assets and properties owned, leased, licensed or otherwise held, or the nature of its business activities, make such qualification necessary.
(c)	Dissolution. No act or proceeding by or against Cipher or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Cipher or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Cipher or any of its subsidiaries or any of its properties or assets nor is any such act or proceeding, to the knowledge of Cipher, threatened. Neither Cipher nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation in any jurisdiction.
(d)	Authority Relative to this Agreement. Cipher has the requisite corporate power and authority to enter into and perform its obligations under this Agreement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The execution and delivery of this Agreement and performance by Cipher of its obligations under this Agreement and consummation of the Arrangement and other transactions contemplated hereby have been duly authorized by all necessary corporate action of Cipher and no other corporate proceedings on the part of Cipher are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.
(e)	Execution and Binding Obligation. Agreement constitutes a valid and binding obligation of Cipher, enforceable against Cipher in accordance with its terms, subject however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
(f)	No Violation. The execution and delivery by Cipher of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate, conflict with or result in a breach of:
(A)	any provision of the articles, by-laws or comparable organizational documents of Cipher;
(B)	any Contract or any Authorization to which Cipher or any of the its material subsidiaries is a party or otherwise bound; or
(C)	any Law to which Cipher or any of its material subsidiaries is subject or otherwise bound;

(except, in the case of each of clauses (A) or (B) above, those that would not, individually or in the aggregate, materially impede the ability of Cipher to consummate the Arrangement and the transactions contemplated hereby or perform its obligations hereunder).

(g)	Regulatory Approvals and Consents. Other than the Interim Order and any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA and such filings and other actions required under applicable Securities Laws, no Authorization, consent or approval of, or filing with, or notification to, any Governmental Entity is necessary on the part of Cipher in connection with the execution and delivery of this Agreement or the performance of its obligations under this Agreement or the completion by it of the transactions contemplated by this Agreement.

E-2

(h)	Third Party Consents and Approvals. There is no requirement under any Contract to which Cipher is a party or by which Cipher is bound or has any rights to make a filing with, give any notice to, or to obtain the consent or approval of, any party to such Contract relating to the transactions contemplated by the Agreement.
(i)	Litigation. There is no proceeding outstanding against, or to the knowledge of Cipher, threatened against or relating to Cipher that would reasonably be expected to prevent or materially delay the completion of the Arrangement.
(j)	Financing. Cipher has sufficient cash, cash equivalents and borrowing ability under existing credit facilities, in the aggregate and including its cash-on-hand at the date of this Agreement, to satisfy all of its obligations under this Agreement.
(k)	Board Approval. The Cipher Board:
(i)	has determined that the Arrangement is in the best interests of Cipher; and
(ii)	has, accordingly, unanimously approved entering into this Agreement.

Schedule F
[redacted]

Schedule G
[redacted]

Schedule H

[redacted]

Schedule I
Moved Trevyent Assets

Assignment of all of Cardiome’s rights, title and interest to the Exclusive License and Supply Agreement dated as of June 28, 2015 between Cardiome Pharma Corp., Correvio International Sárl and SteadyMed Ltd.

Schedule J
[redacted]